Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139087

PROSPECTUS

3,279,000 Shares of Common Stock

•	The shares of common stock offered by this prospectus are being sold by the selling stockholders.

•	These shares consist of 3,217,500 shares issued in a private placement and 61,500 shares issuable upon the exercise of outstanding warrants.

•	We will not receive any of the proceeds from the sale of the shares by the selling stockholders; however, we will receive proceeds from the exercise of warrants by certain of the selling stockholders.

•	We will bear all costs relating to the registration of the common stock, other than any selling stockholder’s legal or accounting costs or commissions.

Our common stock is quoted on the regulated quotation service of the OTC Bulletin Board under the symbol ‘‘AKNS.OB.’’

The last sale price of our common stock on December 11, 2006 was $2.50 per share.

Investing in our common stock involves a high degree of risk. You should read this entire prospectus carefully, including the section entitled ‘‘Risk Factors’’ beginning on page 4, which describes some factors you should consider before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 11, 2006

References in this prospectus to ‘‘we,’’ ‘‘us,’’ ‘‘our,’’ ‘‘the company,’’ ‘‘Akeena’’ and ‘‘Akeena Solar’’ refer to Akeena Solar, Inc. Akeena is a trademark of Akeena Solar, Inc. Trademarks, service marks and trade names of other companies appearing in this prospectus are the property of their respective holders.

You should rely only on the information contained in this prospectus and in any prospectus supplement we may file after the date of this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. These securities will not be offered in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus or any supplement is accurate only as of the date on the front cover of this prospectus or any supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights aspects of the offering. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the ‘‘Risk Factors’’ section and the consolidated financial statements, related notes and the other more detailed information appearing elsewhere in this prospectus before making an investment decision.

The Company

Overview

Akeena Solar is a leading designer and integrator of solar power systems. We market, sell, design and install systems for residential and small commercial customers. We currently serve customers in California, New York, New Jersey, Pennsylvania and Connecticut. According to data compiled by the California Energy Commission and the New Jersey Clean Energy Program, over the past three years Akeena Solar has been one of the largest national integrators of residential and small commercial solar power systems in the United States. To date, we have installed over 500 solar power systems.

Akeena Solar was formed in February 2001 as a California corporation under the name ‘‘Akeena, Inc.’’ and reincorporated as a Delaware corporation in June 2006, at which time its name was changed to ‘‘Akeena Solar, Inc.’’ As more fully described in the notes to our financial statements, on August 11, 2006, Akeena Solar, a privately-held company, entered into a reverse merger transaction with Fairview Energy Corporation, Inc., a public shell company. Following the closing of the merger, the public company succeeded to the business of Akeena Solar as its sole line of business and the stockholders of Akeena Solar owned a majority of the shares of common stock of the public company.

Our corporate headquarters are located at 605 University Avenue, Los Gatos, California 95032. In addition, we maintain installation offices at our Los Gatos facility and at 26 Commerce Road, Suite F, Fairfield, New Jersey 07004 and 1311 Hoblitt, #102, Clovis, California 93611. Our telephone number is (408) 395-7774 and our website is www.akeena.net. The information available through our website is not part of this prospectus.

Strategy

Our philosophy is simple: we believe that producing clean electricity directly from the sun is the right thing to do for our environment and economy. Since our founding we have concentrated on serving the solar power needs of residential and small commercial customers tied to the electric power grid.

According to SolarBuzz, a research and consulting firm, the global solar power market, as defined by solar power system installations, had an estimated $10 billion in revenue in 2005 and is expected to grow to $19 billion by 2010. The residential and small commercial market segments represent approximately 65% of the U.S. market and are expected continue to do so through 2010.

Maintaining this focus enables us to concentrate our strategic efforts on what we consider to be the three factors most important for success in this rapidly growing industry:

•	Developing proprietary solar power installation technology optimized for these market segments.

•	Leveraging and enhancing the Akeena brand name and reputation.

•	Utilizing a process-driven approach to sell and install solar power systems efficiently in multiple locations, with guidance from our experienced management team.

Technology

Based on our experience of a solar power designer and integrator over the past five years, we have come to understand certain areas in which costs for installations can be significantly reduced. Installation labor and BOS components (inverter, racking, miscellaneous parts) make up approximately 33% of the cost of the system to a customer. We have developed a solar module that has the mounting rail DC wiring and ground wiring integrated into the unit. The result is a ‘‘plug and play’’ solar module that requires less labor and fewer parts to install and we believe offers superior aesthetics. We anticipate this module technology will reduce net installation costs by $.50-$1.00 per installed watt of power, or approximately 5%-10% of the entire cost of a solar power system. We have applied for a patent for this solar module technology.

Recent Developments

On September 29, 2006, we purchased certain solar electric energy generation contracts and certain fixed assets of Solahart All Valley Energy Systems, a Fresno-based installer of solar energy systems, solar hot water systems and solar pool heaters. In connection with the transaction, we entered into an Employment Agreement with Jeffrey Brown, the sole proprietor of such company, and (i) at closing we paid Mr. Brown $195,568 in cash, (ii) on January 2, 2007 we will issue to him shares of our common stock valued at $175,568, (iii) on April 15, 2007 we will pay him an additional $77,000 in cash if he is still employed by us, and (iv) we will issue to him up to an additional 200,000 shares of our common stock upon our achieving certain milestones in revenues.

The Offering

Common stock offered by the selling stockholders	3,279,000 shares, consisting of 3,217,500 shares issued to investors in a private placement and 61,500 shares issuable upon the exercise of outstanding warrants.

Common stock outstanding after this offering	15,369,133 shares

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering by the selling stockholders; however, we will receive proceeds from the exercise of the warrants.

OTC Bulletin Board symbol	AKNS.OB

Risk factors	You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the ‘‘Risk Factors’’ section beginning on page 4 of this prospectus before deciding whether or not to invest in shares of our common stock.

The number of shares of our common stock outstanding after this offering is based on shares outstanding as of December 11, 2006 and excludes the following:

•	up to 901,500 shares of common stock issuable upon exercise of outstanding warrants, including warrants held by certain selling stockholders, at a weighted average exercise price of $.08 per share; and

•	up to 114,833 shares of common stock reserved for future issuance for future option and restricted stock grants under our 2006 Stock Incentive Plan.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all of the other information included or referred to in this prospectus, before purchasing shares of our common stock. There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals. The risks described below are not the only ones we will face. If any of these risks actually occurs, our business, financial condition or results of operations may be materially adversely affected. In that case, the trading price of our common stock could decline and investors in our common stock could lose all or part of their investment.

Risks Relating to Our Business

The success of our business depends on the continuing contributions of Barry Cinnamon and other key personnel.

We rely heavily on the services of Barry Cinnamon, our CEO, as well as several other management personnel. Loss of the services of any of such individuals would adversely impact our operations. In addition, we believe our technical personnel represent a significant asset and provide us with a competitive advantage over many of our competitors. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled financial, engineering, technical and managerial personnel. None of our key personnel are party to any employment agreements with us. We do not currently maintain any ‘‘key man’’ life insurance with respect to any of such individuals.

We are dependent upon our suppliers for the components used in the systems we design and install; and our major suppliers are dependent upon the continued availability and pricing of silicon and other raw materials used in solar modules.

The components used in our systems are purchased from a limited number of manufacturers. In particular, Sharp, Kyocera and SunPower account for over 90% of our purchases of photovoltaic modules. We do not manufacture any of the major components used in our solar installations. We are subject to market prices for the components that we purchase for our installations, which are subject to fluctuation. We cannot ensure that the prices charged by our suppliers will not increase because of changes in market conditions or other factors beyond our control. An increase in the price of components used in our systems could result in an increase in costs to our customers and could have a material adverse effect on our revenues and demand for our services. Our suppliers are dependent upon the availability and pricing of silicon, a key component in solar modules. The world market for solar panels recently experienced a shortage of supply due to insufficient availability of silicon, one of the main materials used in manufacturing the panels. This shortage caused the prices for solar modules to increase. Interruptions in our ability to procure needed components for our systems, whether due to discontinuance by our suppliers, delays or failures in delivery, shortages caused by inadequate production capacity or unavailability, or for other reasons, would adversely affect or limit our sales and growth. In addition, increases in the prices of modules could make systems that have been sold but not yet installed unprofitable for us. There is no assurance that we will continue to find qualified manufacturers on acceptable terms and, if we do, there can be no assurance that product quality will continue to be acceptable, which could lead to a loss of sales and revenues.

We may not be able to effectively control and manage our growth.

We face challenges in managing expanding product and service offerings and in integrating acquired businesses with our own. We recently commenced operations in Fresno, California, through the purchase of customer contracts and intend to seek additional locations for expansion. Such activities will increase demands on our existing management, workforce and facilities. Failure to satisfy such increased demands would interrupt or have a material adverse effect on our business and results of operations.

Our limited operating history, including the uncertainty of our future performance and ability to maintain or improve our financial and operating systems, makes it difficult to evaluate our business.

Akeena Solar was organized in February 2001. Our limited operating history makes it difficult to evaluate our business. In addition, the limited performance history of our management and sales teams and the uncertainty of our future performance and ability to maintain or improve our financial, sales and operating systems, procedures and controls increase the risk that we may be unable to continue to successfully operate our business. In the event that we are not able to manage our growth and operate as a public company due to our limited experience, our business may suffer uncertainty and failures which would have a material adverse effect on our business and results of operations.

We may be unable to attain profitability by increasing net sales, expanding the range of our services or entering new markets.

There can be no assurance that we will be able to attain profitability and/or expand the sales of our business or any subsequently acquired businesses. Various factors, including demand for our systems and services and our ability to expand the range of our product and service offerings and to successfully enter new markets, may affect our ability to maintain or increase the net sales of our business or any subsequently acquired businesses. Many of these factors are beyond our control. In addition, in order to effectively manage growth we must expand and improve our operational, financial and other internal systems and attract, train, motivate and retain qualified employees. Expenditures related to our growth initiatives may negatively affect our operating results, and we may not realize any incremental profitability from our growth and expansion efforts.

Because our industry is highly competitive and has low barriers to entry, we may lose market share to larger companies that are better equipped to weather a deterioration in market conditions due to increased competition.

Our industry is highly competitive and fragmented, is subject to rapid change and has low barriers to entry. We may in the future compete for potential customers with solar and HVAC systems installers and servicers, electricians, utilities and other providers of solar power equipment or electric power. Some of these competitors may have significantly greater financial, technical and marketing resources and greater name recognition than we have. We believe the principal competitive factors in the solar power services industry include:

•	responsiveness to customer needs;

•	availability of technical personnel;

•	availability and prices of system components;

•	speed of system design and installation;

•	quality of service;

•	price;

•	project management capabilities;

•	technical expertise;

•	company reputation; and

•	installation technology.

We believe that our ability to compete also depends in part on a number of factors outside of our control, including:

•	the ability of our competitors to hire, retain and motivate qualified technical personnel;

•	the ownership by competitors of proprietary tools to customize systems to the needs of a particular customer;

•	the price at which others offer comparable services and equipment;

•	the extent of our competitors’ responsiveness to client needs; and

•	installation technology.

It is possible that competition in the solar power services industry could increase in the future, partly due to low barriers to entry, as well as from other alternative energy resources now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

Our failure to meet a client’s expectations in the performance of our services, and the risks and liabilities associated with placing our employees and technicians in our customers’ homes and businesses, could give rise to claims against us.

Our engagements involve projects that are critical to our customers’ business or home. Our failure or inability to meet a customer’s expectations in the provision of our products and services could damage or result in a material adverse change to their premises or property and therefore could give rise to claims against us or damage our reputation. In addition, we are exposed to various risks and liabilities associated with placing our employees and technicians in the homes and workplaces of others, including possible claims of errors and omissions, including harassment, theft of client property, criminal activity and other claims.

Our profitability depends on our success on brand recognition and we could lose our competitive advantage if we are not able to protect our trademark against infringement, and any related litigation could be time-consuming and costly.

We believe our brand has gained substantial recognition by customers in certain geographic areas. We have registered our trademark with the United States Patent and Trademark Office. Use of our name or a similar name by competitors in geographic areas in which we have not yet operated could adversely affect our ability to use or gain protection for our brand in those markets, which could weaken our brand and harm our business and competitive position.

If we are unable to attract, train and retain highly qualified personnel, the quality of our services may decline and we may not successfully execute our internal growth strategies.

Our success depends in large part upon our ability to continue to attract, train, motivate and retain highly skilled and experienced employees, including technical personnel. Qualified technical employees periodically are in great demand and may be unavailable in the time frame required to satisfy our customers’ requirements. While we currently have available technical expertise sufficient for the requirements of our business, expansion of our business could require us to employ additional highly skilled technical personnel. We expect competition for such personnel to increase as the market for solar power systems expands. There can be no assurance that we will be able to attract and retain sufficient numbers of highly skilled technical employees in the future. The loss of personnel or our inability to hire or retain sufficient personnel at competitive rates of compensation could impair our ability to secure and complete customer engagements and could harm our business.

Unexpected warranty expenses or service claims could reduce our profits.

We maintain a warranty reserve on our balance sheet for potential warranty or service claims that could occur in the future. This reserve is adjusted based on our ongoing operating experience with equipment and installations. It is possible, perhaps due to bad supplier material or defective installations, that we would have actual expenses substantially in excess of the reserves we maintain. Our failure to accurately predict future warranty claims could result in unexpected profit volatility.

Our Module technology is untested and may not be effective or patentable or may encounter other unexpected problems, which could adversely affect our business and results of operations.

Our Module technology is new and has not been tested in installation settings for a sufficient period of time to prove its long-term effectiveness and benefits. The Module technology may not be effective or other problems may occur that are unexpected and could have a material adverse effect on our business or results of operations. While a patent application has been filed for the Module technology, a patent may not be issued on such technology or we may not be able to realize the benefits from any patent that is issued.

Geographical business expansion efforts we make could result in difficulties in successfully managing our business and consequently harm our financial condition.

As part of our business strategy, we may seek to expand by acquiring competing businesses or customer contracts in our current or other geographic markets. We cannot accurately predict the timing, size and success of our expansion efforts and the associated capital commitments that might be required. We expect to face competition for expansion candidates, which may limit the number of expansion opportunities available to us and may lead to higher expansion costs. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses/contracts or successfully integrate acquired businesses/contracts, if any, into our company, without substantial costs, delays or other operational or financial difficulties. In addition, expansion efforts involve a number of other risks, including:

•	Failure of the expansion efforts to achieve expected results;

•	Diversion of management’s attention and resources to expansion efforts;

•	Failure to retain key customers or personnel of the acquired businesses; and

•	Risks associated with unanticipated events, liabilities or contingencies.

Client dissatisfaction or performance problems at a single acquired business could negatively affect our reputation. The inability to acquire businesses on reasonable terms or successfully integrate and manage acquired companies, or the occurrence of performance problems at acquired companies, could result in dilution, unfavorable accounting charges and difficulties in successfully managing our business.

Our inability to obtain capital, use internally generated cash or debt, or use shares of our common stock to finance future expansion efforts could impair the growth and expansion of our business.

Reliance on internally generated cash or debt to finance our operations or complete business expansion efforts could substantially limit our operational and financial flexibility. The extent to which we will be able or willing to use shares of common stock to consummate expansions will depend on our market value from time to time and the willingness of potential sellers to accept it as full or partial payment. Using shares of common stock for this purpose also may result in significant dilution to our then existing stockholders. To the extent that we are unable to use common stock to make future expansions, our ability to grow through expansions may be limited by the extent to which we are able to raise capital for this purpose through debt or additional equity financings. No assurance can be given that we will be able to obtain the necessary capital to finance a successful expansion program or our other cash needs. If we are unable to obtain additional capital on acceptable terms, we may be required to reduce the scope of any expansion. In addition to requiring funding for expansions, we may need additional funds to implement our internal growth and operating strategies or to finance other aspects of our operations. Our failure to (i) obtain additional capital on acceptable terms, (ii) use internally generated cash or debt to complete expansions because it significantly limits our operational or financial flexibility, or (iii) use shares of Common Stock to make future expansions may hinder our ability to actively pursue our expansion program.

Risks Relating to Our Industry

We have experienced technological changes in our industry; some new technologies may prove inappropriate and result in liability to us or may not gain market acceptance by our customers.

The solar power industry (and the alternative energy industry, in general) is subject to technological change. Our future success will depend on our ability to appropriately respond to changing technologies and changes in function of products and quality. If we adopt products and technologies that are not attractive to consumers, we may not be successful in capturing or retaining a significant share of our market. In addition, some new technologies are relatively untested and unperfected and may not perform as expected or as desired, in which event our adoption of such products or technologies may cause us to lose money.

A drop in the retail price of conventional energy or non-solar alternative energy sources may have a negative effect on our business.

We believe that a customer’s decision to purchase or install solar power capabilities is primarily driven by the cost and resultant return on investment resulting from solar power systems. Fluctuations in economic and market conditions that impact the prices of conventional and non-solar alternative energy sources, such as decreases in the prices of oil and other fossil fuels, could cause the demand for solar power systems to decline, which would have a negative impact on our business and results of operations. Changes in utility electric rates or net metering policies could also have a negative effect on our business.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

Installation of solar power systems are subject to oversight and regulation in accordance with national and local ordinances, building codes, zoning, environmental protection regulation, utility interconnection requirements for metering and other rules and regulations. We attempt to keep up-to-date about these requirements on a national, state, and local level, and must design systems to comply with varying standards. Certain cities may have ordinances that prevent or increase the cost of installation of our solar power systems. In addition, new government regulations or utility policies pertaining to solar power systems are unpredictable and may result in significant additional expenses or delays and, as a result, could cause a significant reduction in demand for solar energy systems and our services. There currently exist metering caps in certain jurisdictions which effectively limit the aggregate amount of power that may be sold by solar power generators into the power grid.

Our business depends on the availability of rebates, tax credits and other financial incentives; reduction or elimination of incentives would reduce the demand for our services.

Many states, including California and New Jersey, offer substantial incentives to offset the cost of solar power systems. These systems can take many forms, including direct rebates, state tax credits, system performance payments and Renewable Energy Credits (RECs). Moreover, the Federal government currently offers (only through 2007) a 30% tax credit for the installation of solar power systems (unlimited for businesses, capped at $2,000 for residences). This Federal Tax Credit may increase from approximately $2,000 per residential system to $2,000 per kw of residential system (effectively a $6,000 tax credit for a typical 3 kw residential system). The duration of the Federal Tax Credit may also be extended. Businesses may also elect to accelerate the depreciation on their system over five years. Reductions in or elimination of such incentives could substantially increase the cost of our systems to our customers, resulting in significant reductions in demand for our systems, which would have an adverse effect on our business and results of operations.

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our sales would decline and we would be unable to achieve or sustain profitability.

The market for solar power products is emerging and rapidly evolving, and its future success is uncertain. If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we would be unable to generate enough revenue to achieve and sustain profitability. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate. Many factors will influence the widespread adoption of solar power technology and demand for solar power products, including:

•	cost effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;

•	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;

•	capital expenditures by customers that tend to decrease if the U.S. economy slows; and

•	availability of government subsidies and incentives.

Risks Relating to the Offering

Our stock price may be volatile after this offering, which could result in substantial losses for investors.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

•	technological innovations or new products and services by us or our competitors;

•	additions or departures of key personnel;

•	sales of our common stock, particularly following effectiveness of the registration statement of which this prospectus forms a part, and under any registration statement for the purposes of selling any other securities, including management shares;

•	limited availability of freely-tradable ‘‘unrestricted’’ shares of our common stock to satisfy purchase orders and demand;

•	our ability to execute our business plan;

•	operating results that fall below expectations;

•	loss of any strategic relationship;

•	industry developments;

•	economic and other external factors; and

•	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also significantly affect the market price of our common stock.

There may be a limited market for our securities and we may fail to qualify for a Nasdaq or other listing.

Although we plan on applying for listing of our common stock on the Nasdaq Stock Market once we meet the qualifications, there can be no assurance that our initial listing application will be granted, when the required listing criteria will be met or when, or if, our application will be granted. Thereafter, there can be no assurance that trading of our common stock on such market will be sustained or desirable. At the present time, we do not qualify for certain of the initial listing requirements of the Nasdaq Stock Market. In the event that our common stock fails to qualify for initial or continued inclusion, our common stock could thereafter only be quoted on the OTC Bulletin Board or in what are commonly referred to as the ‘‘pink sheets.’’ Under such circumstances, you may find it more difficult to dispose of, or to obtain accurate quotations, for our common stock, and our common stock would become substantially less attractive to certain purchasers, such as financial institutions, hedge funds, and large investors.

Our common stock may be deemed a ‘‘penny stock’’, which would make it more difficult for our investors to sell their shares.

Our common stock may be subject to the ‘‘penny stock’’ rules adopted under Section 15(g) of the Exchange Act. The penny stock rules apply to non-Nasdaq listed companies whose common stock trades at less than $5.00 per share or that have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than ‘‘established customers’’ complete specified documentation, make suitability inquiries of investors and provide investors with specified information concerning trading in the security, including a risk disclosure document and quote information under some circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in these securities is limited. If we remain subject to the penny stock rules for any significant period, that could have an adverse effect on the market, if any, for our securities. If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market, including shares covered by the registration statement of which this prospectus forms a part, or upon the expiration of any statutory holding period, under Rule 144, or upon expiration of lock-up periods applicable to outstanding shares, or issued upon the exercise of outstanding options or warrants, could create a circumstance commonly referred to as an ‘‘overhang’’ and in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

Risks Relating to Our Organization

Our CEO, Barry Cinnamon, beneficially owns a substantial number of shares of our common stock, which gives him total control over certain major decisions on which our stockholders may vote, which may discourage an acquisition of the Company.

Barry Cinnamon, our CEO, beneficially owns, in the aggregate, approximately 52% of our outstanding common stock. The interests of our CEO may differ from the interests of other stockholders. As a result, Mr. Cinnamon will have the right and ability to control virtually all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

•	electing or defeating the election of our directors;

•	amending or preventing amendment of our Certificate of Incorporation or By-laws;

•	effecting or preventing a merger, sale of assets or other corporate transaction; and

•	controlling the outcome of any other matter submitted to the stockholders for vote.

Mr. Cinnamon’s stock ownership may discourage a potential acquirer from seeking to acquire shares of our common stock or otherwise attempting to obtain control of the Company, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

We are subject to the reporting requirements of the Federal securities laws, which impose additional burdens on us.

We are a public reporting company and, accordingly, subject to the information and reporting requirements of the Securities Exchange Act of 1934, which we refer to as the ‘‘Exchange Act,’’ and other federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002. The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders will cause our expenses to increase over those that were experienced as a privately-owned company prior to August 2006.

It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. Some members of our management have limited or no experience operating a company whose securities are traded or listed on an exchange, nor with SEC rules and requirements, including SEC reporting practices and requirements that are applicable to a publicly-traded company. We may need to recruit, hire, train and retain additional financial reporting, internal controls and other personnel in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent accountant certifications required by the Sarbanes-Oxley Act.

Our Certificate of Incorporation authorizes our board to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock.

Our Board of Directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our Board of Directors also has the authority to issue preferred stock without further stockholder approval. As a result, our Board of Directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition our Board of Directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. To the extent that any statements made in this prospectus contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements can be identified by the use of words such as ‘‘expects,’’ ‘‘plans,’’ ‘‘will,’’ ‘‘may,’’ ‘‘anticipates,’’ believes,’’ ‘‘should,’’ ‘‘intends,’’ ‘‘estimates’’ and other words of similar meaning. These statements are subject to risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, without limitation: our dependence on third party suppliers for solar panels and other key components of our systems; our ability to develop and market successfully and in a timely manner new products and services; our ability to predict market demand for, and gain market acceptance of, our products and services; our ability to raise additional capital to finance our activities; the availability of tax and other incentives from the Federal and various state governments; the amount of incentives provided; the market prices for oil and other alternative sources of energy; the availability of and market prices for solar panels; geopolitical factors affecting the prices of oil, natural gas and other fossil fuels; zoning and similar local laws affecting land use; the number and strength of our competitors; our ability to develop and maintain our brand; the impact of competitive products and services and of alternative technological advances; our ability to raise additional capital to finance our activities; our limited operating history; our ability to operate as a public company; the availability and affordability of silicon; our ability to protect our proprietary information and to avoid infringement of others’ proprietary rights; our ability to attract and retain qualified senior management and research and development personnel; the reliability and security of our information systems and networks; general economic and business conditions; and other factors described from time to time in our filings with the SEC.

Information regarding market and industry statistics contained in this prospectus is included based on information available to us that we believe is accurate. It is generally based on industry and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources, and cannot assure investors of the accuracy or completeness of the data included in this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. We do not undertake any obligation to publicly update any forward-looking statements. As a result, you should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the resale of shares by the selling stockholders covered by this prospectus. We will, however, receive proceeds from the exercise of warrants. All of the 61,500 shares underlying warrants that are covered by this prospectus have an exercise price of $1.00 per share. Any proceeds we receive from the exercise of these warrants will be used for working capital and general corporate purposes.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted on the OTC Bulletin Board since August 31, 2006 under the symbol AKNS.OB. Prior to that date, there was no active market for our common stock. The following table sets forth the high and low bid prices for our common stock for the periods indicated, as reported by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Fiscal Year 2006	High	Low
Third Quarter (from August 31, 2006)	$4.45	$2.10
Fourth Quarter (through December 11, 2006)	$3.21	$2.35

The last reported sales price of our common stock on the OTC Bulletin Board on December 11, 2006, was $2.50 per share. As of December 11, 2006, there were approximately 140 holders of record of our common stock.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently expect to retain future earnings, if any, for the development of our business. Dividends may be paid on our common stock only if and when declared by our board of directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion should be read together with the information contained in the consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

Akeena Solar is a leading designer and integrator of solar power systems. We market, sell, design and install systems for residential and small commercial customers. We currently service customers in California, New York, New Jersey, Pennsylvania and Connecticut. According to data compiled by the California Energy Commission and the New Jersey Clean Energy Program, over the past three years Akeena Solar has been one of the largest national integrators of residential and small commercial solar power systems in the United States. To date, we have installed over 500 solar power systems.

Akeena Solar was formed in February 2001 as a California corporation under the name ‘‘Akeena, Inc.’’ and reincorporated as a Delaware corporation in June 2006, at which time its name was changed to ‘‘Akeena Solar, Inc.’’ As more fully described in the notes to our financial statements, on August 11, 2006, Akeena Solar, a privately-held company, entered into a reverse merger transaction with Fairview Energy Corporation, Inc., a public shell company. Following the closing of the merger, the public company succeeded to the business of Akeena Solar as its sole line of business and the stockholders of Akeena Solar owned a majority of the shares of common stock of the public company.

Our corporate headquarters are located at 605 University Avenue, Los Gatos, California 95032. In addition, we maintain installation offices at our Los Gatos, California, Fairfield, New Jersey and Fresno, California facilities.

Results of Operations

The tables in this section set forth, for the periods indicated, certain information related to our operations, expressed in thousands of dollars and as a percentage of our net sales.

Year ended December 31, 2005 as compared to year ended December 31, 2004

	Fiscal year ended December 31,
	2005	2004
Net sales	$7,191,391	$5,876,365
Cost of sales	5,595,475	4,550,338
Gross profit	1,595,916	1,326,027
Operating expenses
Selling, general and administrative	1,582,258	1,175,570
Total operating expenses	1,582,258	1,175,570
Income from operations	13,658	150,457
Other income (expense)
Interest income (expense), net	(11,806)	5,620
Total other income (expense)	(11,806)	5,620
Net income (actual)	1,852	156,077
Charge in lieu of income taxes (unaudited)	630	53,066
Pro forma net income (unaudited)	$1,222	$103,011
Pro forma earnings per common and common equivalent share (unaudited):
Basic	$0.00	$0.01
Diluted	$0.00	$0.01
Weighted average shares used in computing earnings per common and common equivalent share:
Basic	9,000,000	9,000,000
Diluted	9,000,000	9,000,000

Net sales

Net sales increased $1.3 million, or 22% to $7.2 million for the year ended December 31, 2005, as compared to $5.9 million in 2004. The increase was due to higher installation volume of jobs in 2005 compared 2004. The average sales price of each job declined in 2005 due to a larger percentage of smaller residential jobs as compared to 2004. The increased in volume reflects both widening acceptance of photovoltaic technology on the consumer level, but also the addition of Mid-Atlantic States serviced out of our New Jersey office as a new market for Akeena. Most of the job volume increase in 2005 was installed in this new market.

Cost of goods sold

Cost of goods sold including all installation expenses in 2005 was 78% of revenues compared to 77% in 2004. The increase was due to increased staffing in engineering and operations management to support the New Jersey operation. California sales tax decreased as a percentage of revenues due to a growing percentage of our work being done outside of California. Inbound shipping was substantially higher in 2005 with the addition of a new major supplier and increased reliance on another existing vendor, both of which charge Akeena for shipping. Warranty expense decreased nominally as a percentage of revenues due to expiration of warranty reserves from 2001.

Selling, general and administrative expenses

Sales and marketing expenses increased by 39%, or approximately $156,000, in 2005. Sales and marketing expenses increased as a percentage of revenues from 6.9 to 7.8%. The increase is explained primarily by higher sales commissions and the cost of attendance at more trade and promotional events.

General and Administrative expenses increased by approximately $7,000 in 2005. Rents increased by approximately $18,000 due to a short-term staff housing commitment as well as the cost of the New Jersey facilities. Accounting fees increased with the addition of a consulting Chief Financial Officer in January of 2005. In 2005 we had legal expenses of $5,733 primarily associated with one mechanics lien which was resolved in the same year. Our legal expenses were $17,276 in 2004 for the most part associated with a successful action against the City of Los Gatos regarding our intention to place solar panels on the roof of our office. At year’s end in 2005 the Company was involved in no outstanding litigation.

Interest expense

Interest expense increased substantially in 2005 with the addition of a $500,000 credit facility from Citibank. Prior to September of 2005, Akeena had no credit facility apart from credit lines extended by vendors.

Income taxes

The Company did not record a provision for income taxes for the years ended December 31, 2005 and 2004, as the Company is a Subchapter S corporation, and any taxable income or loss is included within the stockholder’s income for federal and state income tax purposes. The Company has recorded a pro-forma calculation as if the Company were taxable as a ‘‘C’’ corporation as described in the footnotes to the financial statements.

Nine months ended September 30, 2006 as compared to nine months ended September 30, 2005

	Nine months ended September 30,
	2006	2005
Net sales	$8,902,554	$4,785,624
Cost of sales	6,729,181	3,648,556
Gross profit	2,173,373	1,137,068
Operating expenses
Selling, general and administrative	2,753,569	1,191,424
Total operating expenses	2,753,569	1,191,424
Income from operations	(580,196)	(54,356)
Other income (expense)
Interest income (expense), net	(43,543)	(6,677)
Total other income (expense)	(43,543)	(6,677)
Net loss	$(623,739)	(61,033)
Earnings (loss) per common and common equivalent share:
Basic	$(0.06)	$(0.01)
Diluted	$(0.06)	$(0.01)
Weighted average shares used in computing earnings (loss) per common and common equivalent share:
Basic	9,616,275	9,000,000
Diluted	9,616,275	9,000,000

Net Sales

Net sales totaled $8.9 million for the nine months ended September 30, 2006, as compared to $4.8 million in 2005, or an increase of 86.0%. The increase was due to a higher volume of installations for the nine months ended September 30, 2006 as compared to 2005. The increased volume reflects both widening acceptance of photovoltaic technology on the consumer level, and a steadily accelerating pace of installation throughout the nine month period in 2006.

Cost of goods sold

Cost of goods sold including all installation expenses during the nine months ended September 30, 2006 was 75.6% of revenues, as compared to 76.2% in 2005. One-time large purchases were made during the three months ended September 30, 2006; however, the first and second quarters of 2006 yielded more favorable purchasing and therefore, the cost of goods sold amount for the nine months ended September 30, 2006 was 75.6% of net revenues on a year-to-date basis, which is a slight improvement over the same period of the prior year. In addition, the Company has implemented a slightly better job costing method during 2006, as compared to 2005. This improvement was partially offset by an increase in use tax of approximately $225,000, and an increase in parts and supplies of approximately $318,000. The increase in use tax occurred because in 2005, one third of sales were in New Jersey, which has no use tax on solar parts, while in 2006 only 10% of sales were in New Jersey.

Selling, general and administrative expenses

Sales and marketing expenses for the nine months ended September 30, 2006 were 9.3% of net sales as compared to 8.8% of net sales during the same period of the prior year. Sales and marketing expenses were approximately $827,000 for the nine months ended September 30, 2006 as compared to approximately $420,000 for the same period in 2005. This increase is mainly due to higher sales commissions, as well as increased print advertising, public relations and internet marketing expenditures. These expenses were partially offset by lower trade shows and conferences expenditures.

General and administrative expenses for the nine months ended September 30, 2006 were 21.6% of net sales as compared to 16.1% of net sales during the same period of the prior year. General and administrative expenses increased to approximately $1.9 million in 2006 compared to approximately $771,000 over the same period in 2005. General and administrative expenses for legal, accounting and other professional services increased approximately $675,000 due primarily to costs associated with the Company’s reverse merger with Fairview Energy Corporation, Inc.

Interest expense

Interest expense was approximately $43,000, relating primarily to the Company’s Credit Facility, for the nine months ended September 30, 2006. Interest expense was approximately $8,000 during the same period in 2005, and was offset by interest income of approximately $1,000. Prior to September of 2005, Akeena had no credit facility aside from credit lines extended by vendors.

Liquidity and capital resources

As of September 30, 2006 we had $1.7 million in cash on hand and no additional borrowing capacity available under our Credit Facility. Our primary capital requirement is to fund purchases of solar panels and inverters. Significant sources of liquidity are cash on hand, cash flows from operating activities, working capital and borrowings from our revolving line of credit.

Cash flows used in operating activities were $1.6 million and $427,000 for the nine months ended September 30, 2006 and 2005, respectively. Large purchases of solar panels occurred during the first nine months of 2006 in preparation for installation on various commercial jobs, in addition to an increase in our overall accounts receivable balances. Similarly, accounts payable rose in response to the increase in purchases as a result of the increase in overall revenue levels. A high level of inventory is a significant benefit in this industry; panels are difficult to procure and are immediately fungible.

Cash flows used in investing activities were $172,000 and $21,000, respectively, for the nine months ended September 30, 2006 and 2005. During the nine months ended September 30, 2006, $102,000 represents the purchase of a customer list in connection with the Solahart transaction.

Cash flows provided by financing activities were $3.2 million and $436,000, respectively, for the nine months ended September 30, 2006 and 2005. During the nine months ended September 30, 2006, the Company raised proceeds of $3.2 million from the issuance of our common stock under a private placement. During the nine months ended September 30, 2005, the Company borrowed $500,000 under its Credit Facility.

At September 30, 2006, we had a $500,000 outstanding balance under our Credit Facility. Borrowings under the Credit Facility bear interest at the prime rate, plus a margin rate of 1.25%.

Contractual obligations

	Payments Due
Obligation	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating leases	$406,550	$127,370	$279,180	$—	$—
Capital leases	34,223	6,531	21,248	6,444	—
	$440,773	$133,901	$300,428	$6,444	$—

Application of critical accounting policies and estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reporting of assets, liabilities, sales and expenses, and the disclosure of contingent assets and liabilities. Note 2 to our financial statements for the years ending December 31, 2005 and 2004, included elsewhere within this document, provides a summary of our significant accounting policies, which are all in accordance with generally accepted accounting policies in the United States. Certain of our accounting policies are critical to understanding our consolidated financial statements, because their application requires management to make assumptions about future results and depends to a large extent on management’s judgment, because past results have fluctuated and are expected to continue to do so in the future.

We believe that the application of the accounting policies described in the following paragraphs is highly dependent on critical estimates and assumptions that are inherently uncertain and highly susceptible to change. For all these policies, we caution that future events rarely develop exactly as estimated, and the best estimates routinely require adjustment. On an ongoing basis, we evaluate our estimates and assumptions, including those discussed below.

Revenue recognition.    Revenue from sales of products is recognized when: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sale price is fixed or determinable, and (4) collection of the related receivable is reasonably assured. We recognize revenue from installation sales when installations are at least 90% complete, or in the case of specific transfer of title of products, delivered and title and risk of loss pass to the customer.

Long-lived assets.    We periodically review our property and equipment and identifiable intangible assets for possible impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Significant assumptions and estimates include the projected cash flows based upon estimated revenue and expense growth rates and the discount rate applied to expected cash flows. In addition, our depreciation and amortization policies reflect judgments on the estimated useful lives of assets.

Contingencies.    We accrue for estimated losses from legal actions or claims when events exist that make the realization of the losses probable and the losses can be reasonably estimated. We analyze our litigation claims based on currently available information to assess potential liability. We develop our estimates of litigation costs in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results assuming a combination of litigation and settlement strategies. These estimates involve significant judgment based on the facts and circumstances of each case. Our future results could be affected if our estimated loss accruals, if any, are below the actual costs incurred.

Subsequent Events

During October 2006, the Company’s Board of Directors approved the granting of 78,008 restricted common shares. During October 2006, warrants to purchase 160,000 shares of the Company’s common stock were exercised at an exercise price per share of $0.01, for total cash proceeds of $1,600. During October and November 2006, the Company issued 335,167 shares of the Company’s $0.001 par value common stock.

Seasonality

Our quarterly installation and operating results may vary significantly from quarter to quarter as a result of seasonal changes in State or Federal subsidies as well as weather. Historically, sales are highest during the third and fourth quarters as a result of good weather and robust bookings in the second quarter.

BUSINESS

Company Overview

Akeena Solar is a designer and integrator of solar power systems. We market, sell, design and install systems for customers, sourcing components (such as solar modules and inverters) from manufacturers such as Sharp, Kyocera, SunPower and Fronius. We currently service customers in California, New York, New Jersey, Pennsylvania and Connecticut. According to data compiled by the California Energy Commission and the New Jersey Clean Energy Program, over the past three years Akeena Solar has been of the largest national integrators of residential and small commercial solar electric power systems in the United States. To date, we have installed over 500 solar power systems.

Akeena Solar was formed in February 2001 as a California corporation under the name ‘‘Akeena, Inc.’’ and reincorporated as a Delaware corporation in June 2006, at which time its name was changed to ‘‘Akeena Solar, Inc.’’ As more fully described in the notes to our financial statements, on August 11, 2006, Akeena Solar, a privately-held company, entered into a reverse merger transaction with Fairview Energy Corporation, Inc., a public shell company. Following the closing of the merger, the public company succeeded to the business of Akeena Solar as its sole line of business and the stockholders of Akeena Solar owned a majority of the shares of common stock of the public company.

Our philosophy is simple:    we believe that producing clean electricity directly from the sun is the right thing to do for our environment and economy. Since our founding we have concentrated on serving the solar power needs of residential and small commercial customers tied to the electric power grid.

According to SolarBuzz, a research and consulting firm, these market segments represent about 65% of the U.S. market, and will continue to do so through 2010. The global solar power market, as defined by solar power system installations, had an estimated $10 billion in revenue in 2005 and is expected to grow to $19 billion by 2010. Although other solar technologies – such as pool heating, solar domestic hot water and off-grid systems – provide excellent customer benefits, we believe that we will be most successful by maintaining our focus on the solar power needs of residential and small commercial customers.

Maintaining this focus enables us to concentrate our efforts on what we consider to be the three factors most important for success in this rapidly growing industry:

•	Developing proprietary solar power installation technology optimized for these market segments

•	Leveraging and enhancing the Akeena brand name and reputation

•	Utilizing a process-driven approach to sell and install solar power systems efficiently in multiple locations, with guidance from our experienced management team

Akeena Solar was originally formed in 2001 as a California corporation under the name, ‘‘Akeena, Inc.’’ and subsequently re-domiciled to Delaware in June 2006, at which time it changed its corporate name to ‘‘Akeena Solar, Inc.’’ In December 2002, we moved our corporate headquarters to Los Gatos, California. We currently maintain offices with installation personnel and stocked warehouses at our Los Gatos facility and in Fairfield, New Jersey. We commenced our operations in 2001, and sales grew steadily each year to a level of approximately $7.1 million in 2005. We have been profitable in every full year of operation.

Our professionals are passionate about the environment, and several key management personnel started their careers in the solar industry in the 1970s and 1980s. As a result of this solar enthusiasm – and because public policy continues to be a key driver of the solar industry – Akeena Solar is an active participant in government relations aspects of the solar energy industry. We are a member of the Solar Energy Industry Association, the California Solar Energy Industries Association, the Northern California Solar Energy Association, the Independent Power Providers, the Solar Energy Business Association of New England, and the New York Solar Energy Industries Association. In December 2005 our CEO, Barry Cinnamon, was elected President of the California Solar Energy Industries Association, the largest state solar organization in the country. In addition, Akeena Solar is an active member of the communities that it currently serves and is a member of the Silicon Valley Leadership Group and the Los Gatos Chamber of Commerce.

Electric Power Industry

Electricity is used to operate businesses and industries, provides the power needed for homes and offices, and provides the power for our communications, entertainment, transportation and medical needs. As our energy supply and distribution mix changes, electricity is likely to be used more for local transportation (electric vehicles) and space/water heating needs. According the Edison Electric Institute, the electric power industry in the U.S. is over $218 billion in size, and will continue to grow with our economy.

According to the U.S. Department of Energy (DOE), total net generation of electricity in the U.S. is 3.72 trillion kWh. This electricity was generated from coal 51%, nuclear 21%, gas 16%, hydro

6%, and oil 3%, with renewables contributing 3%. According to the International Energy Agency, global energy needs are likely to continue to grow steadily for at least the next two-and-a-half decades. If governments stick with current policies, the world’s energy needs would be more than 50% higher in 2030 than today. Over 60% of that increase would be in the form of oil and natural gas. As a result, the electric power industry faces the following challenges in meeting these demands, both on a national and worldwide basis:

•	Limited Energy Supplies. The primary fuels that have supplied this industry – fossil fuels in the form of oil, coal and natural gas – are limited on a worldwide basis. Worldwide demand is increasing at a time that industry experts have concluded that supply is limited. According to many industry experts, we are at or near the time of Peak Oil – the point in time when extraction of oil from the earth reaches its highest point and then begins to decline Many of the world’s leading geologists and oil industry consultants have calculated that global production of crude oil from existing and known recoverable reserves (the current lifeblood of the global economy), will likely peak between year 2010 and 2020 (source: The Hydrogen Economy, Penguin Putnam Inc.). When we reach this supply-constrained point, increases in demand mean increases in price – making it more likely that long term average costs for electricity will continue to increase.

•	Generation, Transmission and Distribution Infrastructure Costs. Historically, electricity has been generated in centralized power plants; transmitted over high voltage lines; and distributed locally through lower voltage transmission lines and transformer equipment. As our electricity needs increase, these systems need to be expanded to provide power to the end consumers; however, investments in these systems have lagged, increasing the likelihood of power shortages (‘‘brownouts’’ and ‘‘blackouts’’) – and have highlighted the need for further electric infrastructure investments.

•	Energy Security. Purchasing oil and natural gas from unstable regions of the world increases our risks of supply shortages and cost increases. The U.S. experienced these shortages directly in the 1970s and, in light of continued instability among the major fossil fuel supplying countries, we are likely to experience more shortages in the future. Establishing stable, long-term supplies of energy from domestic sources is an effective way to improve our energy security.

•	Environmental Concerns and Climate Change Risks. The electric power industry has been successful in reducing harmful emissions – including particulates and greenhouse gases – from their power plants. Nevertheless, these concerns persist as our society strives to make further improvements in our environment. In addition, there is growing consensus that man-made emissions are causing global warming. Regardless of the scientific certainty of this consensus, the electric power industry is being forced to react to these concerns. The Kyoto Protocol directs nations to reduce their greenhouse gas emissions, various U.S. states have or are enacting stricter emissions control laws and utilities in several states are being required to comply with Renewable Portfolio Standards (RPS), requiring them to purchase a certain amount of power from renewable sources. The net result of these emissions controls and climate change risks is that generating power from traditional fossil fuel sources – which contribute to these problems – becomes increasingly expensive and raises electric rates.

Renewable Energy Industry

‘‘Renewable Energy’’ typically refers to non-traditional energy sources, including biomass, solar, wind, geothermal, and hydroelectric. With the exception of geothermal energy (which is based on heat within the earth), these renewable resources are generally based on energy transmitted to the earth by sunlight. For example, biomass fuels are based on photosynthesis from the sun, wind power is based on currents generated by the sun’s heating of the earth surface and hydroelectric is based on evaporative water cycles generated by the sun.

According to the Electrical Industry Association, conventional hydropower is expected to remain the largest source of renewable generation through 2030; however, a lack of untapped large-scale sites,

coupled with environmental concerns, will limit its growth and its share of total generation is expected to fall from 6.8 percent in 2004 to 5.1 percent in 2030. Electricity generation from nonhydroelectric alternative fuel, however, is expected to increase, bolstered by technological advances and state and Federal government support. In particular, small-scale, customer-sited solar power applications are expected to grow rapidly.

Solar energy is the underlying energy source for renewable fuel sources, including biomass fuels and hydroelectric energy. By extracting energy directly from the sun and converting it into an immediately usable form – either as heat or electricity – intermediate steps are eliminated; in this sense, solar energy is one of the most elegant, direct and unlimited energy sources.

Solar Power Industry

Solar energy can be converted into usable forms of energy either through the photovoltaic effect (generating electricity from photons) or by generating heat (solar thermal energy). Solar thermal systems include traditional domestic hot water collectors (DHW), swimming pool collectors, and high temperature thermal collectors (used to generate electricity in central generating systems). DHW thermal systems are typically distributed on rooftops so that they generate heat for the building on which they are situated. High temperature thermal collectors typically use concentrating mirror systems and are typically located in remote sites.

Solar power is the generation of electricity from solar cells using the photovoltaic effect. Electricity is generated directly from sunlight without being converted into heat. This direct conversion of light to energy offers the following benefits compared to conventional energy sources:

Environmental   –   solar power is one of the cleanest ways of generating electricity. There are no harmful greenhouse gas emissions, no wasted water, no noise, no waste generation and no particulates.

Reduced Fuel Risk   –   once a solar power system is installed, the cost of generating electricity is fixed over the lifespan of the system. There are no risks that fuel prices will escalate or fuel shortages will develop.

Offset Energy Peaks   –   as a result of air conditioning usage, most utility districts experience their highest energy demands and highest energy costs on sunny afternoons. Solar power systems produce their maximum power on these sunny days. Wind energy systems typically generate power during off-peak times.

Decentralized Generation – solar power systems can be sited right on the building in which the power is to be used. Many buildings have abundant roof space or nearby ground space. By installing the solar power system at a customer’s site, electrical transmission and distribution losses and costs are drastically reduced. Unlike wind generating systems, solar power systems are widely accepted in urban and suburban areas.

Retail Rate Cost Offsets   –   solar power systems at customer sites generally qualify for net metering operation. Energy generated from such systems generally goes to offset a customer’s highest electric rate tiers and is credited at the retail – as opposed to the wholesale – electric rate.

Flexibility   –   solar power systems can be installed on a wide range of building types and customer sites. Solar modules can be mounted on small residential roofs, on the ground, on covered parking structures and can be used to cover the rooftops of large industrial buildings.

Low Maintenance   –   solar power systems have few if any moving parts. Solar modules are generally guaranteed to operate for 25 years. Maintenance and/or operating costs for solar power systems are low and reliability is high compared to other forms of power generation.

Escalating fuel costs, environmental concerns and energy security make it likely that the demand for solar power systems will continue to grow. The Federal government, and several states (primarily California and New Jersey) have put a variety of incentive programs in place that directly spur the installation of grid-tied solar power systems. This backdrop of fundamental energy industry forces explains why solar power demand has grown consistently by 20-25% per year over the past 20 years, according to Solarbuzz.

The following chart from Solarbuzz shows the size of the installation market worldwide, expressed in terms of total megawatts installed, for each of the years 1990 through 2005:

The worldwide market is estimated to be $10 billion in revenue in 2005, and is expected to grow to $19 billion by 2010, according to Solarbuzz. According to Navigant, the U.S. grid connected market is expected to grow at an average annual rate of 28% from 2005-2011. As shown in the chart below, the United States accounted for 7% of the worldwide market for solar power installations, with Germany and Japan leading with 57% and 20%, respectively. In the future, the United States market is expected to grow to be the largest solar power market in the world, according to Ron Kenedi, Vice President for Sharp’s Solar Energy Solutions Group, which is currently the world’s largest manufacturer of solar panels.

Solar Power Industry Value Chain

Akeena Solar is active in the Solar Power Industry as a designer and integrator – a segment which is distinct from other points along the solar value chain. The solar value chain includes companies engaged in several different activities, as follows:

•	Silicon Refiners – companies that produce refined silicon, a material that has historically been used as the primary ingredient for solar panels. In light of the current shortage of silicon, it is possible that other materials may be used as the primary ingredient in the future.

•	Wafer and Cell Manufacturers – companies that manufacture the electricity generating solar cells.

•	Module Manufacturers – companies that assemble the cells into solar modules, generally laminating the cells between glass and plastic film, and attaching the wires and module frame.

•	Distributors – companies that purchase from manufacturers and resell to designers/integrators and other equipment resellers.

•	Designer/Integrator – companies that sell products to end user customers, and purchase primarily from manufacturers (such as Akeena Solar) or from distributors.

In many cases there is overlap within this value chain – some companies are vertically integrated (going from refining silicon to manufacturing modules) – and some companies just specialize in one segment of the value chain (such as silicon refining or distribution).

Residential and Small Commercial Market Segments

According to the DOE, the average U.S. home in 2025 is expected to be 6% larger, and to use more electricity more intensively. The growth in demand for energy services and primary energy use per capita is projected to increase by 0.7% per year each year through 2025. Residential and small commercial installations are expected to account for the largest segments of the U.S. market, as illustrated by the following chart from Solarbuzz:

In addition, according to PV News, California and New Jersey currently account for 90% of the U.S. residential market. We believe this is largely attributable to the fact that they currently have the most attractive incentive programs. According to DSIRE (the Database of State Incentives for Renewable Energy) at least 18 other states also have incentive programs. We expect that such programs, as well as Federal tax rebates and other incentives, will continue to drive growth in the solar power market for the near future.

The solar power design/integration and installation industry is highly fragmented, with many small companies. We believe that the market will consolidate based mostly on branding, technology and process advantages. Accordingly, we believe that the main factors necessary for successfully competing in the industry will be the development of proprietary technologies that provide cost advantages and efficiencies for systems integrators; brand name and reputation; and professional, process-driven management.

Solar Power Benefits

Solar power systems benefit two major stakeholders, the individual customer who installs the system and the public at large. These benefits are described in more detail below.

Customer Benefits

Economic   –   Solar power systems save residential and business customers money on their electrical bills. Cash paybacks for systems, when considering various incentives, range from 5 to 25 years. Paybacks can be on the low end of this range in areas in which the combination of state and federal incentives are high, electric rates are high, annualized sun intensity is high and installation costs are low. For many systems, Net Present Values on solar power investments are positive, and Returns on Investment can be in excess of 15%. When considered on a cash flow basis with financing, many customers can install a solar power system and achieve immediate monthly positive cash flows (reductions in electric costs are more than the after tax borrowing costs of the system).

At current prices and installation costs, and without considering incentives, a typical residential solar power system produces electricity for approximately $0.25 per kwh over the reasonable expected lifetime of the system. Incentives can defray a large portion of these initial costs, bringing the net cost of electricity produced by a solar power system to approximately $0.15 per kwh. Traditional power sources currently charge anywhere from $0.11 to $0.39 per kwh, often with rates increasing as usage increases. At these comparative levels, solar power competes favorably with conventional utility power – and since at some later date electricity costs (and related environmental expenses) will increase, we believe solar power systems are likely to become an economically sound investment even without the incentives.

Environmental   –   Solar power systems are one of the most environmentally friendly way of generating electricity. According to the EPA, a typical 6kw solar energy system in New Jersey will save 32 pounds of nitrogen oxides (NO) each year, 44 pounds of sulfur dioxide (SO2) each year and 17,199 pounds of carbon dioxide (CO2) each year – equivalent to the CO2 absorption of two acres of trees. The environmental benefits of solar power systems will continue for the lifetime of the system.

Energy Security   – The U.S. purchases much of its fossil fuel energy from unstable regions of the world. Producing power directly from sunlight – and using that power at the same site – improves energy security both on an international level (by reducing fossil energy purchases from hostile countries) and local level (by reducing power strains on local electrical transmission and distribution systems).

Public Benefits

In August of 2005 Akeena Solar completed a White Paper entitled ‘‘The Economics of Solar Power for California.’’ This White Paper was done in conjunction with Crossborder Energy, California Solar Energy Industries Association (CAL SEIA), students at the Stanford Masters of Management Science and Engineering School and the Wharton School of the University of Pennsylvania, and Coast Hills Partners. The purpose of this White Paper was to quantify and communicate the net costs and benefits of California’s ambitious Million Solar Roofs initiative.

The primary benefit of the Million Solar Roofs Initiative – now called the California Solar Initiative, or CSI – is that it reduces California’s power needs during hot summer weekday afternoons. Without this 3,000 Megawatts of solar capacity, utilities must construct this generation, distribution and transmission infrastructure, as well as operate and fuel these plants. Ratepayers will ultimately pay for these costs.

It is a key finding of this White Paper that California Solar Initiative will save in excess of $6 billion net of incentives over the ten year duration of the initiative, primarily by avoiding additional investments in traditional power generation and distribution systems. Moreover, these savings are likely to be substantially higher as fuel prices are likely to escalate faster than the 3% assumed in this analysis. These costs and savings of this initiative are detailed below.

Energy Infrastructure   –   $7.1 billion will be saved in avoided costs for construction of additional energy infrastructure. These costs are primarily for building power plants, transmission lines, distribution systems and operating costs. Solar power systems installed and operating at customer sites replace this new infrastructure.

Economic   –   $1.5 billion will be saved by creating jobs and tax revenues. These jobs and tax revenues result from a robust solar industry in California – which is preferable to continuing to purchase fuel from overseas sources.

Environmental   –   $500 million will be saved by reducing greenhouse gas emissions. These savings were based on historic costs for greenhouse gases; such savings are likely to be higher in the future as the fully-weighted costs of these emissions is considered.

According to the California Public Utilities Commission, CSI is expected to cost the State approximately $3.2 billion over an eleven year period. With net savings of $6 billion, there is approximately a two to one ratio of savings to costs for this program, providing a strong foundation for good public energy policy.

We believe that a similar cost-benefit result would apply to the U.S. economy in general, and that these savings would likely be even higher when one considers continued energy price escalation, energy independence costs and world environmental costs. As a result, there is a strong financial and moral foundation for continued expansion in solar power public policy programs, both on a state and Federal level.

Solar Power Public Policy

A variety of public policy mechanisms have been used to stimulate demand for solar power. The general intention of these various incentive mechanisms has been to overcome the relatively high capital costs of these systems – encouraging residential, business and government customers to ‘‘purchase’’ their own power generating system rather than ‘‘renting’’ their power from a local utility. The following section provides an overview of some of the public policies in use or contemplated for the markets in which we install systems:

Rebates   –   are payments made to customers (or to installers) to reduce the initial cost of the solar power system. These rebates are generally based on the size of the system. California, New Jersey, New York, Connecticut and other states have rebates that can substantially reduce initial costs.

Tax Credits   –   are generally income tax offsets, directly reducing ordinary income tax payments. New York currently offers a state tax credit, and California has offered these credits in past years. There is currently a 10% Federal Tax Credit up to $2,000 for residential systems, and a 30% Federal Tax Credit (with no cap) for business systems. There is currently a proposed increase in the Federal Tax Credit for residential systems to $2,000 per kw (a typical residential system is about 5 kw). We believe that the likely effect of this increased Federal Tax Credit is to spur consumer interest in residential solar power systems, although this increased interest may be mitigated by a reduction in various state rebates and other incentives.

Accelerated Depreciation   –   solar power systems installed for businesses (including applicable home offices) are generally eligible for accelerated depreciation, thereby reducing a business’ tax payments.

Net Metering   –   by giving customers the full retail credit for energy that they generate, net metering can provide a substantial and easily measured incentive to customers. For example, customers in California who are in the high utility rate tiers may be paying in excess of $0.35 per kwh of energy that they consume; their solar power systems would directly offset these costs based on their actual energy generation.

Feed-in Tariffs   –   are additional credits given to consumers based on how much energy their solar power system generates. These tariffs can be used in conjunction with or independently of net metering. California is contemplating a feed-in tariff for large systems, beginning in 2007.

Renewable Portfolio Standards (RPS) – are requirements for utilities to ensure that a certain percentage of power they deliver is generated from renewable energy sources.

Renewable Energy Credits (RECs) – are additional credits provided to customers based on the amount of renewable energy they produce. New Jersey has a REC program in place that is expected to pay customers an additional $0.18 per kwh generated by their systems (this payment to customers may vary in the future as more solar resources come on line in New Jersey).

Solar Rights Acts   –   are laws passed by governments to prevent unreasonable restrictions on solar power systems. California’s Solar Rights Act has been updated several times in past years to make it easier for customers of all types and in all locations to install a solar power system.

California Solar Program

A recent example of these policy mechanisms is the California Solar Initiative, which provides $3.2 billion of incentives toward solar development over 11 years. In January 2006 the initiative was approved by the California Public Utilities’ Commission, or CPUC, and will be implemented by CPUC and the California Energy Commission. The goal of the initiative is to achieve 3,000 megawatts of solar power in the state by 2017. Declining rebates and performance based incentives are used to stimulate consumer demand to install these systems. It is important to note that although this program is approved, it is possible that regulatory, administrative or other problems may delay or interrupt the installation of this expected amount of solar capacity.

New Jersey Solar Program

In April 2006 the New Jersey Board of Public Utilities (BPU) approved new regulations that will require the state’s electric utilities to draw on wind power, solar power, and sustainable biomass power for 20 percent of their electricity by 2020. As part of these requirements, the new regulations require solar photovoltaic power to provide 2 percent of the state’s electricity needs by 2020, requiring the installation of 1,500 megawatts of solar electric power. It is important to note that although this program is approved, it is possible that regulatory, administrative or other problems may delay or interrupt the installation of this expected amount of solar capacity.

Metrics, Costs and Savings of a Solar Power System

Solar power systems are rated in watts. A typical small California system is 3,000 watts, or 3 kw, measured at peak DC wattage output. Systems are also measured in AC watts; such a system would typically have a rating of approximately 2.5 kw in California.

According to the EIA, the average U.S. household consumed approximately 10,600 kwh (kilowatt hours) of electricity per year. An efficiently installed California system produces about 1.4 kwh per installed kw per year, so to produce the amount of energy required for a typical house the solar power system would require a peak DC wattage output of about 7.5 kw.

A system of this size would cost approximately $64,000 to install. Considering applicable rebates and tax incentives, this system would cost approximately $44,000 in California and $29,000 in New Jersey. Annual savings in utility bills (and Renewable Energy Credits in New Jersey) would be approximately $1,800 in California and $2,800 in New Jersey, with cash breakevens (assuming continued electric cost increases of 7% per year) of 9 years and 6 years. The above examples are for illustrative purposes and may not reflect actual customer experiences, and regulatory incentives eliminated or reduced.

Challenges Facing The Solar Power Industry

From our perspective as a designer/integrator of solar power systems, there are three key challenges facing solar industry:

Improve Customer Economics   –   more customers would purchase solar power systems if they produce electricity more affordably. In most cases, on a life cycle basis the cost for electricity produced by a solar power system is more expensive than conventional, utility-generated power. Lower equipment costs (primarily solar modules) and lower installation costs would reduce the total cost of a system and increase the potential market for solar power. The solar industry expects that these costs will be reduced to the point at which – even without incentives – solar power will be more cost effective than traditional power.

Increase the Efficiency of Systems   –   in most residential and commercial applications, the available roof space is insufficient at current average solar module efficiencies to generate all the electricity a building needs on an annualized basis. Manufacturing solar modules that have higher efficiencies (more watts per square foot) will allow design/integration companies to install higher capacity systems on these buildings. We believe customers will prefer to install higher capacity systems if they have the available roof area. Moreover, since there are fixed costs associated with every system and variable costs are dependent on the area of the solar modules, we believe that higher efficiency systems would generally be more cost effective.

Improve Aesthetics   –   the appearance of traditional rooftop metal framed solar modules raised off the roof is a barrier to purchase by some customers. We believe that customers prefer solar modules that blend into existing roof surfaces with fewer shiny parts. Moreover, we believe that customers will prefer solar modules that mount closely to the roof surface and have more of a ‘‘skylight’’ appearance.

Competition

Currently, the solar power design and integration industry is in its early stages of development and is highly fragmented, consisting of many small companies with limited operating histories. Because the vast majority of companies are small and privately held, there is limited information available to us regarding many of our competitors.

We believe our major competitors in the California market include SPG&E (formerly SunPower and Geothermal), ReGrid, Borrego, RealGoods and Premier Power. Several companies have expanded their market share in the California market by opening offices in multiple locations within the state. Rather than expand within California, we decided in 2003 to expand into New Jersey. We believe our major competitors in the New Jersey market include Trinity Heating and Air, NJ Solar Power, The Solar Center, Energy Enterprises, 1st Light Energy, GeoGenix, SunFarm, and Advanced Solar Products. We believe our major national competitors include Renewable Energy Concepts, Suntechnics and PowerLight.

Competitive Strengths

We believe we are one of the leading national designers and integrators of solar power systems. We believe that our competitive advantages include:

•	Reduced System Installation Costs. By simplifying the installation process, our proprietary module technology will enable us to significantly reduce the cost of installing a system. Such cost savings can increase our profit margins or be passed on to our customers.

•	Improved Monitoring Ability. Akeena Solar, in partnership with Fat Spaniel Technologies, has been a pioneer in the development of a real-time, web-based solar electric monitoring system. Such a system has the advantage of enabling customers to check on the performance of their system from any web browser.

•	Brand Recognition. According to a Solar Electric Dealer study conducted in 2004, Akeena Solar ranked as the best known installation brand in northern California. In addition, we now conduct sales, marketing and installation activities in several geographic locations, which we believe will further strengthen our brand and increase our share of the national market.

•	Customer Convenience. We offer our customers a single point of contact for their system design and engineering, permit and rebate approval, utility hookup and subsequent maintenance needs. We believe that our ability to offer such ‘‘one-stop shopping’’ greatly simplifies the purchasing process, saving our customers time and money, and ensures a reliable, worry-free system.

•	Experienced Management Team. Our top executives have been involved in solar power development since the 1970’s and have been in the Solar power industry since its infancy. We believe their experience will enable us to anticipate trends and identify the best products and technologies better than many of our competitors.

Growth Strategy

The solar power industry is at an early stage of its growth. The prospects for long-term worldwide demand for solar power have attracted many new solar module manufacturers, as well as a multitude of design/integration companies in our market segment. The industry is therefore very fragmented, on both the manufacturing and systems integration sides.

We expect that the manufacturing segment of the industry will consolidate as the current silicon shortage mitigates and more solar module manufacturing capacity comes online. This consolidation is likely to reduce solar module prices in the future. We further expect that the design/integration segment of the industry will also consolidate, so that in any given location – and on a national basis – fewer, larger companies will represent a greater share of the market.

We believe that consolidation will be based mostly on branding, development of new technology and business process improvements. In particular, we believe that those companies that will succeed in building market share will have the following characteristics:

•	Proprietary products to reduce installed system costs and improve aesthetics.

•	Strong market awareness.

•	Efficient sales, marketing and installation activities spanning multiple geographic markets.

•	Financial strength to achieve greater purchasing power from manufacturers.

Our growth strategy, which reflects those factors we expect will be instrumental in leading the industry through the coming wave of consolidations, focuses primarily on the following:

•	Commercializing our proprietary solar module technology in order to reduce our installation costs and improve the aesthetics of our systems compared to standard, commercially available solar equipment.

•	Promoting our strong brand name, Akeena Solar, which customers identify with our superior industry reputation.

•	Developing and using a process-driven approach to sell and install our solar power systems efficiently in diverse geographic markets, with guidance from our experienced management team.

Finally, we believe the proceeds from our recently completed private equity financing will enhance our ability to purchase equipment on favorable terms from international manufacturers. We also believe that being a public company will improve our ability to grow both internally and by means of expansions, enhance our reputation in the minds of customers and enhance our ability to attract and retain experienced management.

Anatomy of a Solar Power System

Solar Power Systems convert the energy in sunlight directly into electrical energy. This conversion is accomplished within solar cells based on the photovoltaic effect. Multiple solar cells, which produce DC power, are electrically interconnected into solar modules. A typical 180 watt solar module may have 72 individual solar cells. Multiple solar modules (also referred to as solar panels) are electrically wired together. The number of solar modules installed on a building are generally selected to meet that building’s annual electrical usage, or selected to fill available unshaded roof or ground space. Solar modules are electrically wired to an inverter, which converts the power from DC to AC and interconnects with the utility grid. The following diagram schematically shows a typical solar power system:

Solar Electric Cells

Solar electric cells convert light energy into electricity at the atomic level. The conversion efficiency of a solar electric cell is defined as the ratio of the sunlight energy that hits the cell divided by the electrical energy that is produced by the cell. By improving this efficiency, solar electric energy becomes competitive with fossil fuel sources. For comparison, the earliest solar electric devices converted about 1%-2% of sunlight energy into electric energy. Today’s solar electric devices convert 5%-25% of light energy into electric energy (note that overall efficiency for solar modules is lower than solar cells because of the module frame and gaps between solar cells). Moreover, today’s mass produced panel systems are substantially less expensive than earlier systems.

The most important parts of a solar electric cell are the semiconductor layers, because this is where the electron current which produces the photovoltaic effect, or the basic physical process through which a solar electric cell converts sunlight into electricity, is created. There are a number of different materials suitable for making semiconductor layers. In addition, solar electric cells contain a metallic grid or other electrical contact to collect electrons from the semiconductor layers and transfer them to the external load and a back contact layer to complete the electrical circuit. A glass cover or other type of transparent encapsulant is used to seal the cell and keep weather out and an antireflective coating keeps the solar electric cell from reflecting the light away.

A great deal of effort is being directed towards the development of new solar cell technology, both in regards to reduced per watt costs and higher area efficiencies; however, it is important to note that, regardless of the cell technology used in the future, the design/integration services that we provide would still be needed by most customers. In fact, we believe that the lower area requirements of the new solar cell materials would make our installation technology more useful.

Solar Modules

Solar electric modules (also referred to as solar panels) are composed of multiple solar cells, along with the necessary internal wiring, aluminum and glass framework, and external electrical connections. Although modules are usually installed on top of a roof or on an external structure, certain designs include the solar electric cells as part of traditional building materials, such as shingles and rolled out roofing.

Several companies offer solar electric cells that have been integrated with traditional shingles. They can be a good choice for new construction and major renovations, since they slightly offset costs for other building materials, but they are generally still more expensive than traditional modules. They are, however, quite appealing from an architectural standpoint, and are usually most compatible with masonry roofs.

Solar electric cells can also be integrated with metal seam roofing, either as part of pre-fabricated panels or field-applied rolled out adhesive cell material. Interconnections among modules and other system components are usually done at the peak of the roof or under the eaves. Solar electric modules that are integrated with skylights and window walls are also available, as are modules that are integrated with other types of roofing materials.

Mounting Systems

Historically, the mounting and installation of the solar electric modules has been left to the designer/integrator. Current installation industry practices generally involve installing an aluminum (or other corrosion-resistant) metal racking system between the roof surface and the solar modules. The racking system is securely attached to the underlying roof surface and the attachment points are sealed to minimize the chances of water leakage. Racks are generally fabricated from extruded aluminum with slots or channels so that the racks can be attached anywhere to an underlying rafter and the modules can be attached anywhere along the top surface of the rack. Solar modules are generally attached to the racks using a series of metal bolts and clips. By mounting the solar modules on a separate racking system, the solar modules are elevated three or four inches above the roof surface. Similar racking systems are used for ground-mounted and commercial roof-mounted systems.

Inverters

Inverters convert the DC power from solar modules to the AC power used in buildings and supplied by utilities. Grid-tie inverters synchronize to utility voltage and frequency and only operate when utility power is stable (in the case of a power failure these grid-tie inverters shut down to safeguard utility personnel from possible harm during repairs). Inverters also operate to maximize the power extracted from the solar modules, regulating the voltage and current output of the solar array based on sun intensity.

Balance of System Components

This industry term, or BOS, generally refers to the module racking system, inverters, wiring systems and various electrical disconnects and switches necessary to install a code-compliant solar power system.

Monitoring

There are two basic approaches that one can take to access information on the performance of a solar power system. We believe that the most accurate and reliable approach is to collect the solar power performance data locally from the inverter with a hard-wired connection and then transmit that data via the internet to a centralized database. Data on the performance of a system can then be accessed from any device with a web browser, including PCs and cell phones. As an alternative to web-based remote monitoring, most commercial inverters have a digital display on the inverter itself that shows performance data; and most inverters can also display this data on a nearby personal computer with a hard-wired connection.

Net Metering

The owner of a grid-connected solar electric system may not only buy, but may also sell, electricity each month. This is because electricity generated by the solar electric system can be used on-site or fed through a meter into the utility grid. Utilities are required to buy power from owners of solar electric systems (and other independent producers of electricity) under the Public Utilities

Regulatory Policy Act of 1978 (PURPA). California’s net metering law provides that all utilities must allow customers with solar electric systems rated up to 1.5 MW to interconnect with the local utility grid and receiving retail value for the electricity produced. When a home or business requires more electricity than the solar power array is generating (for example, in the evening), the need is automatically met by power from the utility grid. When the home or business requires less electricity than the solar electric system is generating, the excess is fed (or sold) back to the utility – and the electric meter actually spins backwards. Used this way, the utility serves as a backup to the solar electric similar to the way in which batteries do in stand-alone systems.

Our Services and Products

Solar Power System Design and Installation.

We provide marketing, sales, design, construction, installation, maintenance, support and related solar power system services to residential and small commercial customers in the United States in locations in which the economics are favorable to solar power. We provide our customers with a single point of contact for their system design, engineering work, building permit, rebate approval, utility hookup and any subsequent loose ends or required maintenance work. We use our own crews or carefully supervised contractors. We do our own engineering and design work with in-house staff and selected outside engineering firms. Although other forms of solar energy provide customer benefits, we concentrate our work on solar power systems and only occasionally work on solar thermal or solar pool systems as an accommodation to special customers (this non-solar power work is sometimes subcontracted). According to data compiled by the California Energy Commission and the New Jersey Energy Program, over the past three years we have been one of the largest national integrators of solar power systems in the United States.

We concentrate on the design and integration of grid-tied solar power systems. These are systems that are electrically connected to the utility grid so that excess energy produced during the day flows backwards through the utility’s electric meter – actually running the electric meter backwards. The meter will run backwards when the power produced by the solar system is greater than the power needs of the building. During the evenings or on cloudy days energy is drawn from the grid normally and the meter runs forwards. Most utilities serving the areas in which Akeena Solar installs systems allow for ‘‘net metering.’’ Customers on net metering only pay for the net amount of energy they consume during the year, essentially getting full retail credit for the energy they transmit back onto the utility grid during the day. We typically do not install off-grid systems (systems in which there is no utility service, such as a remote cabin), nor do we typically install battery backup systems or solar thermal systems.

Proprietary Solar Module Technology.

Solar modules from the major manufacturers have historically been designed to be installed in a wide range of applications, from off-grid power (remote lighting and communications), to residential roofs to large commercial installations. These solar modules generally utilize an aluminum frame which provides rigidity and protection to the tempered glass to which the solar cells and wiring are attached. These aluminum frames provide a method to mount the solar modules in a wide range of different applications.

The following diagram shows how solar modules for typical residential and small commercial solar power systems are installed.

•	Solar Module – Three solar modules are shown; a typical residential installation may use 15 or more solar modules, and a typical commercial installation may use hundreds or thousands of solar modules.

•	Aluminum Racking – a sub frame racking system is installed on the roof to which the solar modules are attached. This rack is generally fabricated from extruded aluminum, but may also be fabricated from other corrosion-resistant materials.

•	Roof Attachment Points – L feet or standoffs are used to attach the rack to the roof. Note that it is important to connect these attachment points securely to the underlying roof supports in a manner that reduces the potential for roof leakage.

•	Module Clips – clips are used to attach the solar modules to the rack. Alternatively, the modules may be bolted to the rack.

•	DC Wiring – the positive and negative wires from each module are connected to nearby modules, or extended back to the inverter. To prevent these wires from being abraded or damaged, they are generally zip-tied to the module rack or module.

•	Component Grounding – a separate grounding conductor is connected to all modules and racks. This grounding conductor is then extended back to a suitable grounding electrode for the entire system.

To reduce the installation costs of solar power systems and improve the resulting aesthetics, Akeena Solar has developed a proprietary solar module. This module allows an installer to quickly connect modules together. This module has an integrated mounting rail slot, internal splice clips for grounding and rigid frame connections, and plug-in wire connections. In addition, the module frame serves as a grounding conductor for the system. Our module can also be used in standard rack-mounted systems as well as systems without racking. We believe that our module is ideal for residential retrofits and new construction installations. A diagram of this module is shown below:

Because our module has the mounting rail and wire connections integrated into the unit, it provides ‘‘plug and play’’ ease of installation. There is less labor required to install and wire the solar modules, and there are fewer parts that must be purchased to complete an installation. Items shown in blue in the above diagram replace the items shown in red in the original diagram. We anticipate this module technology will reduce net installation costs by $.50-$1.00 per installed watt of power, or approximately 10% of the entire cost of a solar power system.

Our module technology provides the following benefits:

•	Simplified module installation due to elimination of the underlying mounting rail structure and module clips, elimination of most manual module wiring and zip tying of module wires, and elimination of module and frame grounding conductors

•	Improved aesthetics of the resulting roof-mounted system since modules can be mounted closer to the roof without an underlying rack structure.

•	Improved module reliability due to standardized module wiring, and fewer manual mounting and connection steps.

Installation costs for a solar power system are generally proportional to the area of modules installed. Thin film and amorphous solar cell technologies – although less expensive on a cost per watt basis – are generally less efficient (producing fewer watts per square foot) and more expensive to install. Therefore, our module technology becomes even more useful for the new generation of less expensive but lower efficiency solar modules. We believe that our module technology is generally applicable to all framed rooftop solar cell technologies, including silicon, amorphous, thin film and concentrators.

We have applied for a patent on the design of the module; the application is currently pending. Several major manufacturers of solar panels have expressed interest in our module technology, including Sharp, Kyocera, Sanyo and SunPower.

In most cases, this can all be accomplished in Proprietary solar design software – We have developed proprietary software used by our design consultants to perform the necessary site survey, initial design work, system performance, financial analysis, report generation and contract preparation required for installation of a solar power system in single visit. Our software takes into consideration current utility rate options, current electric rates, system performance, tax rate scenarios, equipment costs, installation costs, incentives and other factors applicable to a specific customer’s circumstances. By using this software we are able to standardize our product offerings, improve consistency in our project pricing, improve accuracy and consistency in cost and savings estimates, and differentiate our customer presentations from those of our competitors.

Customers

Our current residential customers are generally highly educated, high-income professionals who are concerned about the environment and also have the disposable income to install a solar power system. We have installed solar power systems in some of the most affluent counties in the San Francisco Bay Area and New Jersey (by US Census Bureau demographic data where owner-occupied homes with incomes over $150K are greatest.) Installation sizes range from 1.4 kW up to 23.68 kW. Average residential size systems are approximately 5 kw.

Our current commercial customers are schools, affordable housing and owner occupied businesses – including wineries and small commercial offices. We have or are in the process of installing commercial systems ranging in size from 10 kW to 125 kW. These commercial systems are in the San Francisco Bay Area.

Suppliers

Since our solar power systems are designed to operate for an extended period of time (inverter warranties are typically 5 years and solar module warranties are typically 25 years), we are conservative in our design practices and equipment selections. We generally purchase from manufacturers that have a track record of supplying reliable equipment, and we avoid installing equipment at customer sites that is not proven in the marketplace. We have developed internal processes and standardized installation practices that we believe provides a good combination of installation efficiency and system reliability.

Sales and Marketing

Our sales and marketing program incorporates a mix of print, web and radio advertisements as well as participation in industry trade shows and individual consultations with prospective customers. In addition, we rely heavily on the skill of our sales team. Our residential sales people are trained to design a system that best meets our customer’s needs, taking into account the unique installation and economic requirements for each location. Our commercial sales people take a more consultative, long term selling approach to meet the varying needs of larger customers. Our sale process typically includes the following:

Design and Integration Approach

Akeena Solar takes an integrated approach to the design and installation of solar systems for our customers. From the initial customer contact to the final operation of the system, we strive to make the purchasing process as straightforward for our customers as possible.

Pre-Qualify Customers

After a customer initially contacts Akeena via e-mail or telephone, our in-house staff determines if the customer is in a territory we serve, has sunny exposure and understands the economics of solar power for their application. An appointment is set up for a site visit to the customer’s location

Site Visit

An Akeena Solar Design Consultant visits the customer’s site. For residential customers it is generally possible for the Design Consultant to perform the necessary site survey, initial design work, system performance, financial analysis, report generation and contract preparation in a single visit. For commercial customers we generally take a multiple step consultative sales approach. The sales process is simplified with proprietary software we have developed which takes into consideration current utility rate options, current electric rates, system performance, tax rate scenarios, equipment costs, installation costs, incentives and other factors applicable to a specific customer’s circumstances.

Project Documentation and Installation Preparation

Once a contract is signed the project documentation is prepared. This documentation may include incentive applications, utility permissions, engineering drawings, building permits, equipment acquisition and installation scheduling.

Installation

Once all of the preparatory work is completed, inventory is in stock and installation resources are available, the solar project is scheduled for installation. An Akeena Solar in-house team or contractor installs the system.

Final Project Documentation

Upon completion of the installation, final customer documentation is prepared and submitted.

Maintenance and Support

Akeena Solar provides a guarantee on systems that it installs. We remain available to customers to resolve to the best of our ability any support issue, maintenance problem, installation defect, equipment defect or question our customers may have about their solar power system.

We regularly evaluate the effectiveness of our sales team and marketing efforts using sales management software, and make tactical marketing and sales changes as indicated to achieve and maintain cost effectiveness. Solar system design work is facilitated by proprietary software we have developed. This software provides certain controls on price, margins, performance estimates, financial analyses and contract terms so that we can standardize our product offerings while still customizing a system for each application.

Intellectual Property

•    Akeena ‘‘Plug and Play’’ Solar Module

We have applied for patent protection for our integrated solar module technology. Our application is currently pending with the United States Patent and Trademark Office.

•    Akeena Trademarks

We have registered the trademark ‘‘Akeena’’ for ‘‘consulting services in the field of energy systems; providing technical information via a global computer network in the field of renewable energy systems with the United States Patent & Trademark Office. We intend to apply for trademark protection for the phrase, ‘‘Run Your Electric Meter Backwards,’’ which we have used in conjunction with our logo since we established our business. We believe that both our name and the phrase ‘‘Run

Your Electric Meter Backwards’’ have come to be closely associated with our company in the minds of our customers and in our market, and therefore should qualify for protection under Federal trademark laws. In addition, we believe that our historical use of these marks, combined with a high level of customer recognition, will provide us with common law trademark protection under state laws.

•    Akeena Proprietary Design Software

Our Design Consultants use our own proprietary software to perform the necessary site survey, initial design work, system performance, financial analysis, report generation and contract preparation in a single visit for most residential customers. This software takes into consideration current utility rate options, current electric rates, system performance, tax rate scenarios, equipment costs, installation costs, incentives and other factors applicable to a specific customer’s circumstances. By using this software we are able to standardize our product offerings, improve consistency in our project pricing, improve accuracy and consistency in cost and savings estimates, and differentiate our customer presentations compared to our competitors.

Recent Developments

On September 29, 2006, we purchased certain solar electric energy generation contracts and certain fixed assets of Solahart All Valley Energy Systems, a Fresno-based installer of solar energy systems, solar hot water systems and solar pool heaters. In connection with the transaction, we entered into an Employment Agreement with Jeffrey Brown, the sole proprietor of such company, and (i) at closing we paid Mr. Brown $195,568 in cash, (ii) on January 2, 2007 we will issue to him shares of our common stock valued at $175,568, (iii) on April 15, 2007 we will pay him an additional $77,000 in cash if he is still employed by us, and (iv) we will issue to him up to an additional 200,000 shares of our common stock upon our achieving certain milestones in revenues.

Property

Our offices are located in Los Gatos and Fresno, California, as well as Fairfield, New Jersey. In Los Gatos, we lease approximately 3,415 square feet at a monthly cost of $5,123, which lease expires in July 2007. In Fresno, we lease approximately 2,350 square feet at a monthly cost of approximately $1,100, which lease expires on February 28, 2007. Our lease in Fairfield is for approximately 3,000 square feet at a monthly cost of $1,965 and is on a month-to-month basis.

We believe our current facilities are adequate for our immediate and near-term needs. Additional space may be required as we expand our activities. We do not foresee any significant difficulties in obtaining any required additional facilities.

Employees

Akeena Solar has 71 employees:    22 full time installers, 21 full time sales and marketing personnel and 4 part time sales and marketing personnel, 4 full time finance personnel, 5 administrative and 14 full time and 1 part-time operations employees. Five of our employees are members of senior management. To the best of our knowledge, Akeena Solar is compliant with local prevailing wage, contractor licensing and insurance regulations.

Akeena Solar employs three NABCEP Certified Solar Electric Installers – Barry Cinnamon and engineers Alex Au and Richard Abalos. Akeena Solar hires and trains its own installation crews, works with subcontractors and is certified by those major manufacturers who have their own training programs. We also run periodic, in-house training courses for building and electrical inspectors. Our installers attend these courses so that we are current with the latest code requirements and safety procedures.

Akeena Solar’s technicians are covered by a Contractor’s Bond issued by Western Surety Company. In addition, Akeena Solar carries general liability and workman’s compensation insurance with respect to its employees.

Legal Proceedings

We are not aware of any pending legal proceedings against us.

Corporate Information

Our corporate headquarters are located at 605 University Avenue, Los Gatos, CA, 95032. Our telephone number is (408) 395-7774 and our fax number is (408) 295-7474.

MANAGEMENT

The following table sets forth information regarding the members of our board of directors and our executive officers. All directors hold office for one-year terms until the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board.

Name	Age	Position
Barry Cinnamon	48	Chairman, President and Chief Executive Officer
David Wallace	53	Chief Financial Officer
Bill Scott	53	Executive Vice President, Secretary and Founder
Ed Roffman	56	Director

Biographies

Executive Officers

Barry Cinnamon, Director, President and Chief Executive Officer.    Our founder, Barry Cinnamon, is a long-time advocate of solar energy and widely recognized solar energy expert. He started his career in solar energy in the late 1970s as a researcher into new flat plate and concentrating collector designs at the Massachusetts Institute of Technology (MIT). During the late 1970s and early 1980s, he designed and installed active solar, passive solar and ground coupled heat pump systems. His work in solar energy computer modeling led him into the software industry, where he served as CEO of Software Publishing Corporation, and founded Allegro New Media, a multimedia software publisher, which he led to an IPO in 1995. Mr. Cinnamon earned a BS Degree in Mechanical Engineering from MIT and an MBA degree in Marketing from Wharton. He is a NABCEP-Certified Solar Installer, a licensed California C-46 Solar Contractor, an active member of the Silicon Valley Leadership Group and President of the California Solar Energy Industry Association.

David ‘‘Lad’’ Wallace, Chief Financial Officer.    David ‘‘Lad’’ Wallace had been a part-time consulting CFO for Akeena from January 2005 to February 2006. He left to become the Controller to the Santa Cruz Sentinel, a newspaper publishing company, but then returned to Akeena in August 2006 to become our full-time CFO. Mr. Wallace has an extensive history as senior financial manager in a number of industries, including micro-electronics manufacturing, winery, liquor and soft drink production, bottling and distribution, oil refining, sporting goods and clothing manufacturing. He has broad experience in development of financial systems, from creation of accounting systems to detailed financial reporting, and has helped develop Sarbanes Oxley and ISO 900X procedures. Prior to joining Akeena full-time, Mr. Wallace had been an independent financial management consultant since 2004. Prior to that, he was Chief Financial Officer of Bonny Doon Winery form 2002 to 2004. Prior to that, Mr. Wallace held contract positions as consulting CFO to Golden Vineyards LLC and as Business Development Consultant to Excretal, a Spanish company, from 2000 to 2002. From 1997 to 2000, Mr. Wallace was Business Manager for Jacobs Engineering. Lad earned a B.A. from Linfield College and an MBA (International) from the Monterey Institute of International Studies.

Bill Scott, Executive Vice President.    Mr. Scott has served as our Executive Vice President since October 2002. Mr. Scott has been an independent marketing, sales and business development contractor since July 2002. Prior to that, Mr. Scott served as Vice President, Marketing and Business Development at ViaSense, Inc., an Emeryville, California software developer, from September 2001 to March 2002. Prior to that, from January 2000 to August 2001, Mr. Scott was Vice President, Marketing and Business Development at Raining Data Corporation, an Irvine, California database technology and applications software company. Mr. Scott has 18 years of experience in the renewable energy industry and 10 years’ experience in information systems technology. His professional background includes positions in sales, marketing, operations and executive management. Mr. Scott holds an MS in Environmental Management from the University of San Francisco and a BS in Economics from the University of Wyoming.

Board of Directors

In addition to Barry Cinnamon, the following person serves on our Board of Directors:

Ed Roffman, Director.    Ed Roffman joined Akeena in September 2006 after serving as Chief Financial Officer at Red Mile Entertainment, Inc. from January 2005 until April 2006 and at Fluent Entertainment, Inc. from February 2003 until December 2004. Both companies are consumer software developers and publishers. Mr. Roffman has also been a principal of Creekside, LLC, a three person consulting firm which specializes in the software, internet and consumer products industries, since 1999. Prior to joining Creekside, Mr. Roffman served as Chief Financial Officer and Chief Operating Officer at Palladium Interactive, Inc., a consumer software company, from August 1995 to January 1999. A CPA since 1974, Mr. Roffman has over 25 years’ experience in accounting and finance. Mr. Roffman earned his B.B.A. in accounting from Temple University in 1972.

Meetings of Our Board of Directors

Akeena Solar’s Board of Directors did not hold any meetings during the fiscal year ended December 31, 2005.

Board Committees

Audit Committee.    We intend to establish an audit committee of the board of directors, which will consist of independent directors. The audit committee’s duties would be to recommend to our board of directors the engagement of independent auditors to audit our financial statements and to review our accounting and auditing principles. The audit committee would review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee would at all times be composed exclusively of directors who are, in the opinion of our board of directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee.    We intend to establish a compensation committee of the board of directors. The compensation committee would review and approve our salary and benefits policies, including compensation of executive officers. The compensation committee would also administer our stock option plans and recommend and approve grants of stock options under such plans.

Compensation of Directors

We do not currently compensate our directors for acting as such, although we may do so in the future, including with cash and/or equity. Notwithstanding the foregoing, on August 29, 2006, we issued Ed Roffman 20,000 restricted shares of our common stock under the Akeena Solar, Inc. 2006 Stock Incentive Plan in connection with Mr. Roffman joining our board of directors. Mr. Roffman’s ownership of such shares will vest over a four-year period, with 25% vesting each year, beginning on August 29, 2007. Until such shares vest, they will be subject to forfeiture; however, Mr. Roffman is entitled to vote such shares until they are forfeited or transferred.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by our Chief Executive Officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the fiscal year ended December 31, 2005.

	Annual compensation
Name and principal	Fiscal Year	Salary ($)	All other compensation(1)
Barry Cinnamon	2005	$75,000	$28,000
President and Chief	2004	75,000	90,000
Executive Officer	2003	75,000	60,322

(1)	Paid as distributions on his common stock

Option Grants in Last Fiscal Year

There were no options granted to any of the named executive officers during the year ended December 31, 2005.

During the year ended December 31, 2005, none of the named executive officers exercised any stock options.

Employment Agreements

None of our executive officers currently have employee agreements.

Stock Incentive Plan

On August 8, 2006, Akeena adopted the Akeena Solar, Inc. 2006 Stock Incentive Plan. The plan allows for the grant of up to 450,000 shares of Akeena’s common stock as restricted stock or options to Akeena’s employees, directors and consultants. The Company assumed Akeena’s obligations under the plan in the Merger, as a result of which each share of Akeena restricted stock and each option granted under the plan was converted into a share of the Company’s restricted stock or an option to purchase a share of the Company’s common stock, respectively.

Directors’ and Officers’ Liability Insurance

We currently do not have insurance insuring directors and officers against liability; however, we are in the process of acquiring such insurance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 30, 2001, Akeena, Inc. purchased certain infrastructure and harvester technology (the ‘‘AWI Technology’’) from Andalay, Inc., a Delaware corporation, in exchange for warrants to purchase an aggregate of 1,000,000 shares of Akeena, Inc.’s common stock at an exercise price of $0.01 per share. Following the closing of that transaction, Andalay, Inc. changed its name to ‘‘Akeena Wireless, Inc.’’ (‘‘AWI’’). Barry Cinnamon is a director and principal stockholder and the Chief Executive Officer of AWI.

On June 2, 2006, Akeena assumed the obligations of Akeena, Inc. under the warrants in the re-domicile transaction, so that each warrant was converted into a warrant to purchase one share of common stock of Akeena. On August 11, 2006, the Company assumed the obligations of Akeena under the warrants in the reverse Merger, so that each warrant was converted into a warrant to purchase one share of the Company’s common stock. The warrants contain anti-dilution protection and are exercisable through the earlier to occur of (i) March 30, 2011, and (ii) the closing of a Change of Control (as defined in the warrants) of the Company.

On September 29, 2006, we purchased certain solar electric energy generation contracts and certain fixed assets of Solahart All Valley Energy Systems, a Fresno-based installer of solar energy systems, solar hot water systems and solar pool heaters. In connection with the transaction, we entered into an Employment Agreement with Jeffrey Brown, the sole proprietor of such company and (i) at closing we paid Mr. Brown $195,568 in cash, (ii) on January 2, 2007 we will issue to him shares of our common stock valued at $175,568, (iii) on April 15, 2007 we will pay him an additional $77,000 in cash if he is still employed by us, and (iv) we will issue to him up to an additional 200,000 shares of our common stock upon our achieving certain milestones in revenues.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number of shares of our common stock beneficially owned on December 11, 2006 by:

•	each person who is known by us to beneficially own 5% or more of our common stock;

•	each of our directors;

•	each of our executive officers named in the Summary Compensation Table; and

•	all of our directors and executive officers as a group.

The address of each of the persons listed below is 605 University Avenue, Los Gatos, CA 94107.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage of Shares Beneficially Owned(2)
Barry Cinnamon	8,090,000(3)		52.3%
Ed Roffman	20,000(4)		*
All officers and directors as a group (4 persons)	8,167,184(3	)(4)(5)	52.9%

*	less than 1%

(1)	Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes options and warrants to purchase shares of common stock exercisable within sixty (60) days. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)	Based upon 15,369,133 shares of common stock on December 11, 2006, and including, with respect to each individual holder, rights to acquire common stock exercisable within 60 days.

(3)	Does not include 750,000 shares issuable upon the exercise of outstanding warrants held by The Cinnamon 2006 Irrevocable Children’s Trust. Includes 90,000 shares issuable upon the exercise of outstanding warrants.

(4)	Includes 20,000 restricted shares which have been granted to Mr. Roffman under the Akeena Solar, Inc. 2006 Stock Incentive Plan but which have not vested. Mr. Roffman’s ownership of such shares will vest over a four-year period, with 25% vesting each year, beginning on August 29, 2007. Until such shares vest, they will be subject to forfeiture; however, Mr. Roffman is entitled to vote such shares until they are forfeited or transferred.

(5)	Includes 33,306 and 23,878 restricted shares which have been granted to David Wallace and William Scott, respectively, under the Akeena Solar, Inc. 2006 Stock Incentive Plan but which have not vested. Their ownership of such shares will vest over a four-year period, with 25% vesting each year, beginning in August 30, 2007. Until such shares vest, they will be subject to forfeiture; however, they are entitled to vote such shares until they are forfeited or transferred.

SELLING STOCKHOLDERS

The following table sets forth the shares of our common stock beneficially owned, as of the date of this prospectus, by each selling stockholder prior to the offering contemplated by this prospectus, the number of shares each selling stockholder is offering by this prospectus and the number and percentage of shares that each selling stockholder would own beneficially if all of his, her or its offered shares are sold. The selling stockholders acquired their beneficial interests in the shares being offered hereby in transactions described under the heading ‘‘Description of the Transactions’’ above. Except as expressly set forth below, none of the selling stockholders is known to us to be a registered broker-dealer or an affiliate of a registered broker-dealer other than Westminster Securities Corporation, a registered broker-dealer that served as placement agent in connection with the private placement, and each of the selling stockholders acquired his, her or its shares solely for investment and not with a view to or for resale or distribution of those shares. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the shares.

Name	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered	Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned After the Offering
Steve Ike	25,000	25,000	0	0
Dan Tompkins	100,000	100,000	0	0
Mark S. Litwin Trust DTD 4/9/1997	25,000	25,000	0	0
The Montoya 2005 Revocable Trust	50,000	50,000	0	0
Walter Bilofsky, Trustee of the Eight Family Trust U/T/A DTD 11/8/1999	37,500	37,500	0	0
Eugene Park	50,000	50,000	0	0
Philip M. Fiore	25,000	25,000	0	0
Mara Gateway Associates, L.P.	450,000	450,000	0	0
Leslie T. Altavilla Revocable Trust DTD 3/28/03	50,000	50,000	0	0
Harry Fox	75,000	75,000	0	0
Will K. Weinstein Revocable Trust DTD 2/27/90	25,000	25,000	0	0
Paul H. Kim	25,000	25,000	0	0
Andrew J. Chang	25,000	25,000	0	0
Hyun S. Park	50,000	50,000	0	0
Sun Young Choi	25,000	25,000	0	0
Michael S. Moon	50,000	50,000	0	0
Michael Katz	100,000	100,000	0	0
Paul and Mary Jo Fahey	25,000	25,000	0	0
Kent A. Rasmussen and Celia E. Ramsey Revocable Trust U/A/D 12/28/93	50,000	50,000	0	0
Atlas Capital Investments	50,000	50,000	0	0
Marc Rayfield	25,000	25,000	0	0
Somerset Consulting Group, Inc. 401-K Profit Sharing Plan	50,000	50,000	0	0
Serpentine Group Defined Benefit Pension Plan	50,000	50,000	0	0
Alan Horwitz	100,000	100,000	0	0
David Adelman	50,000	50,000	0	0
Lichtensteinische Landesbank AG	500,000	500,000	0	0
Chase Mortgage, Inc.	150,000	150,000	0	0
New Energy Fund, LP	200,000	200,000	0	0

Name	Shares of Common Stock Owned Prior to the Offering		Shares of Common Stock Offered		Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned After the Offering
Gerald M. Chatel	50,000		50,000		0	0
Merriman Curhan Ford & Co	25,000		25,000		0	0
Tiger Special Situations Fund, LLC	25,000		25,000		0	0
Pensco Trust Co. FBO Mark Litwin IRA	50,000		50,000		0	0
Sunny Yoon	25,000		25,000		0	0
Robert Coleman Trust UTD 3/13/1985	250,000		250,000		0	0
Alexandre Zyngier	25,000		25,000		0	0
Robert Garff	200,000		200,000		0	0
Jeffrey D. Oscodar	25,000		25,000		0	0
Bush Family Trust dated 1/1/2006	25,000		25,000		0	0
Jensen Children Trust	80,000		80,000		0	0
Westminster Securities Corporation	61,500	(1)	61,500	(1)	0	0

(1)	Represents currently exercisable warrants to purchase 61,500 shares of common stock.

None of the selling stockholders has held any position or office or has had any other material relationship with us or any of our predecessors or affiliates during the past three years, except Westminster Securities Corporation, a registered broker-dealer, served as the placement agent in connection with our private placement.

DESCRIPTION OF SECURITIES

We are authorized to issue 50,000,000 shares of common stock and 1,000,000 shares of preferred stock. On December 11, 2006, there were 15,369,133 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share. Our Certificate of Incorporation does not provide for cumulative voting. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of legally available funds; however, the current policy of our Board of Directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our Board of Directors and issued in the future.

Preferred Stock

Our Board of Directors is authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series. Each series of preferred stock will have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Warrants

As of December 11, 2006, we have outstanding warrants to purchase an aggregate of 901,500 shares of our common stock. The exercise prices of the warrants range from $0.01 per share to $1.00 per share. The warrants expire at various times from March 30, 2011 to September 7, 2011.

Lock-up Agreements

All shares of common stock held by our Chairman, President and Chief Executive Officer (together with the shares held by his affiliates) are subject to lock-up provisions that provide restrictions on the future sale of common stock by the holders and their transferees. These lock-up provisions provide, in general, that their shares may not, directly or indirectly, be offered, sold, offered for sale, contracted for sale, hedged or otherwise transferred or disposed of for a period of 12 months following the closing of the private placement transaction.

Anti-Takeover Effect of Delaware Law, Certain Charter and By-Law Provisions

Our Certificate of Incorporation and By-laws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. These provisions have the following effects:

•	they provide that special meetings of stockholders may be called only by a resolution adopted by a majority of our Board of Directors;

•	they provide that only business brought before an annual meeting by our Board of Directors or by a stockholder who complies with the procedures set forth in the By-laws may be transacted at an annual meeting of stockholders;

•	they provide for advance notice of specified stockholder actions, such as the nomination of directors and stockholder proposals;

•	they do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in our Board of Directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company; and

•	they allow us to issue, without stockholder approval, up to 1,000,000 shares of preferred stock that could adversely affect the rights and powers of the holders of our common stock. In some circumstances, this issuance could have the effect of decreasing the market price of our common stock, as well.

We are subject to the provisions of Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a ‘‘business combination’’ with an ‘‘interested stockholder’’ for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a ‘‘business combination’’ includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an ‘‘interested stockholder’’ is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of the voting stock of a corporation.

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, which we refer to as the ‘‘DGCL,’’ provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our Certificate of Incorporation and By-laws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the DGCL would permit indemnification.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

We are registering 3,279,000 shares of common stock for resale by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of their shares of common stock, but will receive proceeds from the exercise of warrants to purchase 61,500 of the shares being offered. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the Securities Act;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. These discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved. In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers who may, in turn, engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered by the registration statement of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement that we entered into with the selling stockholders; however, the selling stockholders will pay all underwriting discounts and selling commissions, if any.

We will indemnify the selling stockholders against liabilities, including liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. Our filings are available to the public at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

We have filed a registration statement on Form SB-2 with the SEC under the Securities Act for the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement and its exhibits. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

LEGAL MATTERS

The validity of the securities being offered by this prospectus has been passed upon for us by Haynes and Boone, LLP, New York, New York.

EXPERTS

Our Balance Sheet as of December 31, 2005, and the related Statements of Operations, Changes in Stockholders’ Equity and Cash Flows for the years ended December 31, 2005 and 2004, have been included in this prospectus in reliance upon the report of Marcum & Kliegman LLP independent registered public accounting firm, included herein, given on the authority of said firm as experts in accounting and auditing.

AKEENA SOLAR, INC.

INDEX TO FINANCIAL STATEMENTS

Fiscal Year Ended December 31, 2005 (Audited)

Third Quarter Ended September 30, 2006 (Unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Akeena Solar, Inc.

We have audited the accompanying balance sheet of Akeena Solar, Inc. (the ‘‘Company’’) as of December 31, 2005, and the related statements of income, changes in stockholder’s equity (deficiency) and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Akeena Solar, Inc. as of December 31, 2005, and the results of its operations, and its cash flows for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum & Kliegman LLP
New York, NY
August 1, 2006 (except for Note 14, as to which the date is August 11, 2006)

AKEENA SOLAR, INC.
Balance Sheet
December 31, 2005

Assets
Current assets
Cash and cash equivalents	$270,046
Accounts receivable, net	1,678,189
Inventory	539,868
Prepaid expenses and other current assets	436,455
Total current assets	2,924,558
Property and equipment, net	85,124
Due from related party	21,025
Other assets	3,927
Total assets	$3,034,634
Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	$1,457,168
Accrued liabilities	256,208
Accrued product warranty	304,188
Deferred revenue	474,032
Credit facility	500,000
Current portion of long-term debt	16,864
Total current liabilities	$3,008,460
Long-term debt, less current portion	25,693
Total liabilities	$3,034,153
Commitments and contingencies
Stockholder’s equity:
Common stock, .001 par value; 50,000,000 shares authorized; 8,000,000 shares issued and outstanding	8,000
Additional paid-in capital	(7,000)
Accumulated deficit	(519)
Total stockholder’s equity	481
Total liabilities and stockholder’s equity	$3,034,634

The accompanying notes are an integral part of these financial statements

AKEENA SOLAR, INC.
Statements of Income
Years Ended December 31, 2005 and 2004

	2005	2004
Net sales	$7,191,391	$5,876,365
Cost of sales	5,595,475	4,550,338
Gross profit	1,595,916	1,326,027
Operating expenses
Selling, general and administrative	1,582,258	1,175,570
Total operating expenses	1,582,258	1,175,570
Income from operations	13,658	150,457
Other income (expense)
Interest income (expense), net	(11,806)	5,620
Total other income (expense)	(11,806)	5,620
Net income (actual)	1,852	156,077
Charge in lieu of income taxes (unaudited)	630	53,066
Pro forma net income (unaudited)	$1,222	$103,011
Pro forma earnings per common and common equivalent share (unaudited):
Basic	$0.00	$0.01
Diluted	$0.00	$0.01
Weighted average shares used in computing earnings per common and common equivalent share:
Basic	9,000,000	9,000,000
Diluted	9,000,000	9,000,000

The accompanying notes are an integral part of these financial statements

AKEENA SOLAR, INC.
Statements of Changes in Stockholder’s Equity (Deficiency)
Years Ended December 31, 2005 and 2004

	Common Stock
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholder’s Equity (Deficiency)
Balance at January 1, 2004	8,000,000	$8,000	(7,000)	$(8,126)	$(7,126)
Distribution to stockholder	—	—	—	(90,000)	(90,000)
Net income	—	—	—	156,077	156,077
Balance at December 31, 2004	8,000,000	$8,000	(7,000)	57,951	58,951
Distribution to stockholder	—	—	—	(60,322)	(60,322)
Net income	—	—	—	1,852	1,852
Balance at December 31, 2005	8,000,000	$8,000	$(7,000)	$(519)	$481

The accompanying notes are an integral part of these financial statements

AKEENA SOLAR, INC.
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities
Net income	$1,852	$156,077
Adjustments to reconcile net income to net cash used in operating activities
Depreciation	27,854	19,604
Bad debt expense	17,363	5,413
Changes in assets and liabilities:
Accounts receivable	(1,102,829)	297,135
Inventory	(22,694)	(357,236)
Prepaid expenses and other current assets	(295,374)	30,038
Other assets	—	518
Accounts payable	590,685	(340,966)
Accrued warranty and other liabilities	205,469	119,621
Deferred revenue	347,787	(73,816)
Net cash used in operating activities	(229,887)	(143,612)
Cash flows from investing activities
Capital expenditures	(17,500)	(56,659)
Increase in amount due from related party	(3,084)	(17,941)
Net cash used in investing activities	(20,584)	(74,600)
Cash flows from financing activities
Borrowing on long-term debt	—	32,115
Repayment on long-term debt	(18,250)	—
Borrowings on line of credit, net of repayments	500,000	—
Distributions to stockholder	(60,322)	(90,000)
Net cash provided by (used in) financing activities	421,428	(57,885)
Net increase (decrease) in cash and cash equivalents	170,957	(276,097)
Cash and cash equivalents
Beginning of year	99,089	375,186
End of year	$270,046	$99,089
Supplemental cash flows disclosures:
Cash paid during the year for Interest	$13,529	$3,510

The accompanying notes are an integral part of these financial statements

AKEENA SOLAR, INC.
Notes to Financial Statements
December 31, 2005 and 2004

1.    Description of Business

Akeena Solar, Inc. (the ‘‘Company’’) was incorporated in February 2001 as a Subchapter S corporation in the State of California. As further discussed in Note 14, on August 11, 2006, the Company entered into a reverse merger transaction with a public shell corporation. The Company is engaged in the installation of solar panel systems to residential and commercial markets.

2.    Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents which consist principally of demand deposits with high credit quality financial institutions. At certain times, such amounts exceed FDIC insurance limits. The Company has not experienced any losses on these investments.

Accounts Receivable

The Company regularly evaluates the collectibility of its accounts receivable. An allowance for doubtful accounts is maintained for estimated credit losses, and such losses have been minimal and within management’s expectations. When estimating credit losses, the Company considers a number of factors including the aging of a customer’s account, creditworthiness of specific customers, historical trends and other information. Accounts receivable consist of trade receivables and amounts due from state agencies for rebates on state-approved solar systems installed. These rebate amounts are passed on to the customer, either at the time the customer is billed, or when the money is received from the states by the Company. Included within accounts payable at December 31, 2005 is approximately $318,000 of rebates payable to customers. Usually, the various states remit the rebate amounts to the Company within 90-120 days.

Inventory

Inventory is stated at the lower of cost (on an average basis) or market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives are as follows:

Category	Useful Lives
Furniture and Fixtures	7-10 years
Office Equipment	7-10 years
Vehicles	5 years

Maintenance and repairs are expensed as incurred. Expenditures for significant renewals or betterments are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may not be recoverable. The Company

AKEENA SOLAR, INC.
Notes to Financial Statements
December 31, 2005 and 2004

periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of its long-lived assets or whether the remaining balance of long-lived assets should be evaluated for possible impairment. The Company does not believe that there were any indicators of impairment that would require an adjustment to such assets or their estimated periods of recovery at December 31, 2005.

Manufacturer and Installation Warranties

The Company warrants its products for various periods against defects in material or installation workmanship. The manufacturer warranty on the solar panels and the inverters have a warranty period range of 5-25 years. The Company assists the customer in the event that the manufacturer warranty needs to be used to replace a defective panel or inverter. The Company provides for a 5-year warranty on the installation of a system and all equipment and incidental supplies other than solar panels and inverters that are covered under the manufacturer warranty. The Company records a provision for the installation warranty, within cost of sales, based on historical experience and future expectations of the probable cost to be incurred in honoring its warranty commitment.

The provision for installation warranty consisted of the following at December 31, 2005:

Balance at beginning of year	$199,788
Provision charged to warranty expense	119,400
Less: warranty claims	(15,000)
Balance at end of year	$304,188

Fair Value of Financial Instruments

The carrying values reported for cash equivalents, accounts receivable, accounts payable and accrued liabilities approximated their respective fair values at each balance sheet date due to the short-term maturity of these financial instruments.

Revenue Recognition

Revenue from installation of a system is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collection of the related receivable is reasonably assured. The Company recognizes revenue upon completion of a system installation.

Defective solar panels or inverters are covered under the manufacturer warranty. In the event that a panel or inverter needs to be replaced, the Company will replace the defective item within the manufacturer’s warranty period (between 20-25 years). See the ‘‘Manufacturer and installation warranties’’ discussion above.

Advertising

The Company expenses advertising costs as incurred. Advertising expense, included in selling, general and administrative expenses, for the years ended December 31, 2005 and 2004 was approximately $162,000 and $147,000, respectively.

Shipping and Handling Costs

Shipping and handling costs associated with inbound freight are included in cost of inventory and expensed as cost of sales when the related inventory is sold. Amounts billed to customers for shipping and handling are recorded as revenue and were not significant for the years ended December 31, 2005 and 2004.

AKEENA SOLAR, INC.
Notes to Financial Statements
December 31, 2005 and 2004

Income Taxes

The Company did not record a provision for income taxes for the years ended December 31, 2005 and 2004, as the Company is a Subchapter S corporation, and any taxable income or loss is included within the stockholder’s income for federal and state income tax purposes.

(Unaudited Information)

During June 2006, the Company terminated its ‘‘S’’ Corporation tax status and became taxable as a ‘‘C’’ Corporation. If the Company were taxable as a ‘‘C’’ Corporation for all periods presented, pro forma net income for the years ended December 31, 2005 and 2004 would have been approximately $1,200 and $0.00 per share and $103,000 or $0.01 per share, respectively. Historical earnings per share for the years ended December 31, 2005 and 2004 was $0.00 and $0.02, respectively.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period presented. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the periods plus the effect of dilutive securities outstanding during the periods. The Company’s issued and outstanding common shares as of December 31, 2005 and 2004, respectively, do not include the underlying shares exercisable with respect to the issuance of the 1,000,000 warrants exercisable at $0.01 per share. In accordance with SFAS No. 128, ‘‘Earnings Per Share,’’ the Company has given effect to the issuance of these warrants in computing basic net income per share.

The following summarizes the weighted-average number of common shares outstanding during the year that were used to calculate the basic earnings per share as well as the dilutive impact of stock warrants, as included in the calculation of diluted weighted average shares at December 31:

	2005	2004
Weighted-average common shares outstanding for basic earnings per share	8,000,000	8,000,000
Effect of dilutive securities:
Stock warrants	1,000,000	1,000,000
Shares for diluted earnings per share	9,000,000	9,000,000

Segment Reporting

The Company has determined it operates in one operating segment. Operating segments, are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker assesses the Company’s performance, and allocates its resources as a single operating segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (‘‘FASB’’) issued Statement of Financial Accounting Standards (‘‘SFAS’’) No. 151, ‘‘Inventory Costs,’’ (‘‘SFAS 151’’), which amends

AKEENA SOLAR, INC.
Notes to Financial Statements
December 31, 2005 and 2004

the provisions of Chapter 4 of Accounting Research Bulletin No. 43, ‘‘Inventory Pricing,’’ (‘‘ARB 43’’). SFAS 151 requires that certain production costs, such as idle facility expense, freight, handling costs, and spoilage be charged as a current period expense. Under ARB 43, these costs were charged to current period expense only under certain circumstances. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company beginning on January 1, 2006. The Company does not expect the adoption of SFAS 151 to have a material impact on the Company’s results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123R, ‘‘Share-Based Payment’’ (‘‘SFAS 123R’’), which revises SFAS No. 123 ‘‘Accounting For Stock-Based Compensation’’ (‘‘SFAS 123’’) and supersedes Accounting Principles Board Opinion No. 25 (‘‘APB No. 25’’). SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments (including grants of employee stock options) based on the grant date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, or the requisite service period (usually the vesting period). The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. As permitted under SFAS 123 for private companies, private companies may use the minimum value method of measuring equity share options and similar instruments for pro forma disclosure purposes. The Company would be allowed to apply the provisions of SFAS 123R prospectively solely to new awards and to awards modified, repurchased or cancelled after the required effective date of the statement. In April 2005, the Securities and Exchange Commission (‘‘SEC’’) announced the adoption of a rule that amends the adoption date for SFAS 123R. Accordingly, the provisions of SFAS 123R are effective commencing the first quarter of 2006. The Company’s management is currently in the process of evaluating SFAS 123R.

In May 2005, the FASB issued Statement No. 154, ‘‘Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3,’’ (‘‘SFAS 154’’). SFAS 154 replaces APB Opinion No. 20, ‘‘Accounting Changes,’’ and FASB Statement No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statements,’’ and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle, and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Consequently, the Company will adopt the provisions of SFAS 154 in the first quarter of 2006.

3.    Accounts Receivable

Accounts receivable at December 31, 2005 consists of the following:

Trade accounts	$522,374
Connecticut rebate receivable	55,361
California rebate receivable	190,544
State rebates receivable	498,375
Rebate receivable assigned to vendor	421,535
Less: Allowance for doubtful accounts	(10,000)
$1,678,189

AKEENA SOLAR, INC.
Notes to Financial Statements
December 31, 2005 and 2004

4.    Inventory

Inventory consists of the following at December 31, 2005:

Finished goods	$539,868

5.    Property and Equipment, Net

Property and equipment, net consist of the following at December 31, 2005:

Furniture and fixtures	$5,200
Office equipment	2,589
Vehicles	139,751
147,540
Less: Accumulated depreciation and amortization	(62,416)
$85,124

Depreciation expense for the years ended December 31, 2005 and 2004 was approximately $28,000 and $20,000, respectively.

6.    Accrued Liabilities

Accrued liabilities consist of the following at December 31:

Accrued salaries and benefits	$63,929
Customer deposits	101,500
Other accrued liabilities	90,779
$256,208

7.    Credit Facility

The Company has a revolving line of credit (the ‘‘Credit Facility’’), which provides for borrowings of up to $500,000. The Company entered into this agreement on August 31, 2005 and the Company is planning to renew this Credit Facility on August 31, 2006. The total available amount of $500,000 is outstanding at December 31, 2005.

Interest on the outstanding balance under the Credit Facility is calculated on the prime rate (‘‘Prime’’) plus 1.25%. Interest was calculated based on Prime plus 1.25% (8.50%) at December 31, 2005.

All of the existing property and assets of the Company are pledged as collateral for the Credit Facility. In addition, the Company’s obligations are collateralized by a guaranty from the President of the Company, which includes as collateral all personal property and assets.

AKEENA SOLAR, INC.
Notes to Financial Statements
December 31, 2005 and 2004

8.    Long-Term Debt

The Company’s long-term debt consists of five vehicle loans. The scheduled principal maturities of long-term debt at December 31, 2005 are as follows:

2006	$16,864
2007	13,588
2008	7,577
2009	4,528
$42,557
Less: current portion	(16,864)
$25,693

9.    Stockholders’ Equity

The Company was incorporated in 2001 as a Subchapter S corporation. The President of the Company is the sole stockholder as of December 31, 2005, owning 100% of the issued and outstanding common stock.

10.    Stock Options and Stock Warrants

The Company’s 2001 Stock Option Plan (the ‘‘2001 Plan’’) provides for the issuance of incentive stock options and non-statutory stock options. The Company’s Board of Directors, which, subject to the terms of the 2001 Plan, determines to whom grants are made, and the vesting, timing, amounts and other terms of such grants. Incentive stock options may be granted only to employees of the Company, while non-statutory stock options may be granted to the Company’s employees, officers, directors, consultants and advisors. Options under the Plan vest as determined by the Board of Directors, but in no event at a rate less than 20% per year. The term of the options granted under the 2001 Plan may not exceed 10 years and the maximum aggregate shares that may be issued upon exercise of such options is 4,000,000 shares of common stock. No options have been granted under the 2001 Plan as of December 31, 2005.

In March 2001, the Company issued a warrant (the ‘‘Warrant’’) to purchase up to 1,000,000 shares of the Company’s common stock at an exercise price per share of $0.01 in exchange for the purchase of assets from, AWI, Inc., a related party (see Note 11). The Warrant expires in March 2011; therefore, the remaining contractual life of the Warrant at December 31, 2005 is 5.2 years.

11.    Related Party Transactions

The Company issued the Warrant to AWI, Inc. (‘‘AWI’’) during March 2001 to purchase up to 1,000,000 shares of the Company’s common stock at an exercise price per share of $0.01. The President of the Company is a director of AWI and is currently a custodian for AWI. The Company also has an amount due from this related party for expenses of approximately $21,000 paid by the Company on behalf of AWI, which is recorded as due from related party within the accompanying balance sheet.

12.    Commitments and Contingencies

Non-Cancelable Operating Leases

The Company’s operating lease for its California office and warehouse facility expired during April 2006, and was subsequently renewed. The Company rents office and warehouse space in New Jersey on a month-to-month basis. Total rent expense amounted to approximately $80,000 and $62,000 for the years ended December 31, 2005 and 2004, respectively.

AKEENA SOLAR, INC.
Notes to Financial Statements
December 31, 2005 and 2004

Future minimum lease payments on operating leases at December 31, 2005 are approximately $17,000.

Litigation

The Company is involved in certain legal proceedings arising in the ordinary course of business. In the opinion of management, the outcome of such proceedings will not materially affect the Company’s financial position, results of operations or cash flows.

13.    Significant Concentrations of Business and Credit Risk

The Company maintains reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management’s estimates. The Company has three vendors that accounted for approximately 87.0% and 96.0%, respectively, of direct materials purchases during the years ended December 31, 2005 and 2004. At December 31, 2005, accounts payable included amounts owed to these vendors of approximately $918,000.

14.    Subsequent Events

During 2006, a new entity named Akeena Solar, Inc. (‘‘Akeena Solar’’ or the ‘‘Surviving Corporation’’) was incorporated as a C Corporation in the State of Delaware, and the Company was merged with Akeena Solar during June 2006 as approved by the Board of Directors. At the time of this transaction, each share of the Company’s no par value common stock was converted into one ten-thousandth (1/10,000) of a share of the Surviving Corporation’s common stock with a par value of $0.01 per share and the sole stockholder of the Company’s outstanding common shares became a holder of the shares of the Surviving Corporation.

On August 8, 2006, Akeena Solar adopted the Akeena Solar, Inc. 2006 Stock Incentive Plan (the ‘‘Stock Plan’’), whereby 450,000 shares of common stock shall be available for grant to employees, directors and consultants under the Stock Plan. Restricted stock and stock options may be issued under the Stock Plan, and as of August 11, 2006, 197,692 shares of restricted stock had been issued under the Stock Plan.

On August 11, 2006, Akeena Solar entered into a reverse merger transaction with Fairview Energy Corporation, Inc. (‘‘Fairview’’), a public shell corporation. Pursuant to the merger agreement, the stockholders of Akeena Solar received one share of Fairview common stock for each issued and outstanding share of Akeena Solar common stock which totaled 8,000,000 shares. In addition, in connection with the reverse merger, the Company’s 1,000,000 outstanding warrants were exchanged for warrants of Fairview. Subsequent to the closing of the merger transaction (the ‘‘Merger’’), the closing of a private placement for $2,527,500, and the cancellation of 3,877,477 shares of Fairview common stock in exchange for 100% of the outstanding capital stock of Akeena Solar, the former stockholders of Akeena Solar hold 8,197,692 shares, or 57.0%, of Fairview’s outstanding common stock. Since the stockholders of Akeena Solar own a majority of the outstanding shares of Fairview common stock immediately following the Merger, the Merger is being accounted for as a reverse merger transaction and Akeena Solar is deemed to be the acquirer. The assets, liabilities and the historical operations prior to the Merger will be those of Akeena Solar. Subsequent to the Merger, the consolidated financial statements will include the assets and liabilities of Akeena Solar and Fairview, and the historical operations of Akeena Solar and the operations of Fairview from the closing date of the Merger.

AKEENA SOLAR, INC.
Condensed Balance Sheet
September 30, 2006
(Unaudited)

Assets
Current assets
Cash and cash equivalents	$1,682,584
Accounts receivable, net	2,582,310
Inventory	1,490,733
Prepaid expenses and other current assets	384,721
Total current assets	6,140,348
Property and equipment, net	166,824
Due from related party	21,825
Customer list	268,000
Goodwill	9,186
Other assets	46,672
Total assets	$6,652,855
Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	$1,714,855
Accrued liabilities	739,241
Accrued warranty	424,426
Loan payable	175,568
Deferred revenue	476,233
Credit facility	500,000
Current portion of capital lease obligations	6,531
Current portion of long-term debt	18,744
Total current liabilities	$4,055,598
Capital lease obligations, less current portion	27,692
Long-term debt, less current portion	32,088
Total liabilities	$4,115,378
Commitments and contingencies (Note 15)
Stockholder’s equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized; none issued and outstanding at September 30, 2006	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 14,873,966 shares issued and outstanding at September 30, 2006	14,874
Additional paid-in capital	2,918,175
Accumulated deficit	(395,572)
Total stockholder’s equity	2,537,477
Total liabilities and stockholder’s equity	$6,652,855

See accompanying notes, which are an integral part of these condensed financial statements

AKEENA SOLAR, INC.
Condensed Statements of Operations
Nine Months Ended September 30, 2006 and 2005
(Unaudited)

	Nine Months Ended September 30,
	2006	2005
Net sales	$8,902,554	$4,785,624
Cost of sales	6,729,181	3,648,556
Gross profit	2,173,373	1,137,068
Operating expenses
Selling, general and administrative	2,753,569	1,191,424
Total operating expenses	2,753,569	1,191,424
(Loss) income from operations	(580,196)	(54,356)
Other income (expense)
Interest income (expense), net	(43,543)	(6,677)
Total other income (expense)	(43,543)	(6,677)
Net loss	$(623,739)	$(61,033)
Loss per common and common equivalent share:
Basic	$(0.06)	$(0.01)
Diluted	$(0.06)	$(0.01)
Weighted average shares used in computing earnings per common and common equivalent share:
Basic	9,616,275	9,000,000
Diluted	9,616,275	9,000,000

See accompanying notes, which are an integral part of these condensed financial statements.

AKEENA SOLAR, INC.
Condensed Consolidated Statements of Changes in Stockholders’ Equity
(Unaudited)

	Common Stock
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Equity
Balance at January 1, 2006	8,000,000	8,000	(7,000)	(519)	481
Net equity of Fairview Energy Corporation, Inc. at date of merger	3,656,466	3,656	3,015	—	6,671
Proceeds from issuance of common stock at $1.00 under private placement, $0.001 par value	2,527,500	2,528	2,524,972	—	2,527,500
Proceeds from issuance of common stock at $1.00 under private placement, $0.001 par value	690,000	690	689,310	—	690,000
Total placement agent fees	—	—	(131,539)	—	(131,539)
Warrants issued to placement agent	—	—	70,039	—	70,039
Stock-based compensation expense	—	—	9,064	—	9,064
Distribution to stockholder	—	—	—	(11,000)	(11,000)
Reclassification of S corporation accumulated deficit to additional paid-in capital	—	—	(239,686)	239,686	—
Net loss	—	—	—	(623,739)	(623,739)
Balance at September 30, 2006	14,873,966	$14,874	$2,918,175	$(395,572)	$2,537,477

See accompanying notes, which are an integral part of these condensed consolidated financial statements.

AKEENA SOLAR, INC.
Condensed Consolidated Statements of Cash Flows
Nine Months Ended September 30, 2006 and 2005
(Unaudited)

	Nine Months Ended September 30,
	2006	2005
Cash flows from operating activities
Net loss	$(623,739)	$(61,033)
Adjustments to reconcile net loss to net cash used in operations
Depreciation	22,889	20,672
Bad debt expense	11,161	15,938
Non cash stock-based compensation expense	9,064	—
Changes in assets and liabilities:
Accounts receivable	(915,282)	(733,880)
Inventory	(950,865)	(220,071)
Prepaid expenses and other current assets	51,734	(15,198)
Other assets	(42,745)	—
Accounts payable and customer rebate payable	247,487	346,523
Accrued liabilities and accrued warranty	603,271	232,993
Deferred revenue	2,201	(12,676)
Net cash used in operating activities	(1,584,824)	(426,732)
Cash flows from investing activities
Capital expenditures	(70,051)	(17,500)
Acquisition of customer list	(101,618)	—
Increase in amount due from related party	(800)	(3,084)
Net cash used in investing activities	(172,469)	(20,584)
Cash flows from financing activities
Borrowing on long-term debt	21,084	—
Repayment of long-term debt	(12,809)	(13,589)
Borrowings on line of credit, net of repayments	—	500,000
Distributions to stockholder	(11,000)	(50,322)
Payment of capital lease obligations	(315)	—
Issuance of common stock under private placement	3,217,500	—
Payment of placement agent fees	(61,500)	—
Cash acquired in reverse merger	16,871	—
Net cash provided by financing activities	3,169,831	436,089
Net increase (decrease) in cash and cash equivalents	1,412,538	(11,227)
Cash and cash equivalents
Beginning of period	270,046	99,089
End of period	$1,682,584	$87,862
Supplemental cash flows disclosures:
Cash paid during the period for Interest	$39,615	$8,093
Non-cash investing and financing activities
Issuance of common stock warrants to placement agent	$70,039	$—
Capital lease obligations incurred	$34,538	$—
Non-cash acquisition of customer list, loan payable in January 2007	$175,568	$—

See accompanying notes, which are an integral part of these condensed consolidated financial statements.

AKEENA SOLAR, INC.
Notes to Condensed Financial Statements
September 30, 2006
(Unaudited)

1.    Basis of Presentation and Description of Business

Basis of Presentation — Interim Financial Information

The accompanying consolidated financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information. They should be read in conjunction with the financial statements and related notes to the financial statements of Akeena Solar, Inc. (the ‘‘Company’’) for the years ended December 31, 2005 and 2004 appearing elsewhere herein this document. The September 30, 2006 unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (‘‘SEC’’). Certain information and note disclosures normally included in the annual financial statements have been condensed or omitted pursuant to those rules and regulations, although the Company’s management believes the disclosures made are adequate to make the information presented not misleading. In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair statement of the result of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year.

On August 11, 2006, the Company entered into a reverse merger transaction with Fairview Energy Corporation, Inc. (‘‘Fairview’’). Pursuant to the merger agreement, the stockholders of Akeena Solar received one share of Fairview common stock for each issued and outstanding share of Akeena Solar common stock, which totaled 8,000,000 shares. In addition, in connection with the reverse merger, the Company’s 1,000,000 outstanding warrants (see Note 11) were exchanged for warrants of Fairview. Akeena Solar’s common shares were also adjusted from $0.01 par value to $0.001 par value at the time of the reverse merger transaction (the ‘‘Merger’’). Subsequent to the closing of the Merger, the closing of a private placement of 3,217,500 shares of the Company’s common stock (the ‘‘Private Placement’’) at an issue price of $1.00 per share for a total of $3,217,500, and the cancellation of 3,877,477 shares of Fairview common stock, the former stockholders of Akeena Solar held a majority of Fairview’s outstanding common stock. Since the stockholders of Akeena Solar own a majority of the outstanding shares of Fairview common stock immediately following the Merger, the Merger is being accounted for as a reverse merger transaction and Akeena Solar is deemed to be the acquirer. The assets, liabilities and the historical operations prior to the Merger are those of Akeena Solar. Subsequent to the Merger, the consolidated financial statements include the assets and liabilities of Akeena Solar and Fairview, and the historical operations of Akeena Solar and the operations of Fairview from the closing date of the Merger.

Description of Business

The Company is engaged in the installation of solar panel systems to residential and commercial markets.

2.    Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AKEENA SOLAR, INC.
Notes to Condensed Financial Statements
September 30, 2006
(Unaudited)

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents which consist principally of demand deposits with high credit quality financial institutions. At certain times, such amounts exceed FDIC insurance limits. The Company has not experienced any losses on these investments.

Manufacturer and installation warranties

The Company warrants its products for various periods against defects in material or installation workmanship. The manufacturer warranty on the solar panels and the inverters have a warranty period range of 5 – 25 years. The Company assists the customer in the event that the manufacturer warranty needs to be used to replace a defected panel or inverter. The Company provides for a 5-year warranty on the installation of a system and all equipment and incidental supplies other than solar panels and inverters that are covered under the manufacturer warranty. The Company records a provision for the installation warranty, within cost of sales, based on historical experience and future expectations of the probable cost to be incurred in honoring its warranty commitment. The provision for the installation warranty is included within accrued warranty in the accompanying consolidated balance sheet.

The provision for installation warranty consisted of the following at September 30, 2006:

Balance at beginning of period	$304,188
Provision charged to warranty expense	131,488
Less: warranty claims	(11,250)
Balance at end of period	$424,426

Recent accounting pronouncements

In November 2004, the Financial Accounting Standards Board (‘‘FASB’’) issued Statement of Financial Accounting Standards (‘‘SFAS’’) No. 151, ‘‘Inventory Costs,’’ (‘‘SFAS 151’’), which amends the provisions of Chapter 4 of Accounting Research Bulletin No. 43, ‘‘Inventory Pricing,’’ (‘‘ARB 43’’). SFAS 151 requires that certain production costs, such as idle facility expense, freight, handling costs, and spoilage be charged as a current period expense. Under ARB 43, these costs were charged to current period expense only under certain circumstances. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company beginning on January 1, 2006. The Company’s adoption of SFAS 151 did not have a material impact on the Company’s consolidated results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123R, ‘‘Share-Based Payment’’ (‘‘SFAS 123R’’), which revises SFAS No. 123 ‘‘Accounting For Stock-Based Compensation’’ (‘‘SFAS 123’’) and supersedes Accounting Principles Board Opinion No. 25 (‘‘APB No. 25’’). SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments (including grants of employee stock options) based on the grant date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, or the requisite service period (usually the vesting period). The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company would be allowed to apply the provisions

AKEENA SOLAR, INC.
Notes to Condensed Financial Statements
September 30, 2006
(Unaudited)

of SFAS 123R prospectively solely to new awards and to awards modified, repurchased or cancelled after the required effective date of the statement. The effects of the provisions of 123R on the Company’s consolidated results of operations and financial position as of September 30, 2006 are disclosed in Note 10.

In February 2006, the FASB issued SFAS No. 155, ‘‘Accounting for Certain Hybrid Financial Instruments’’ (‘‘SFAS 155’’). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS 155 to have a material impact on its consolidated financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, ‘‘Accounting for Servicing of Financial Assets’’ (‘‘SFAS 156’’). SFAS 156 provides relief for entities that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. SFAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS 156 to have a material impact on its consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48 (‘‘FIN 48’’), ‘‘Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes.’’ FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation applies to all tax positions related to income taxes subject to FASB Statement No. 109. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company does not believe the adoption of FIN 48 will have a material impact on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (‘‘SAB’’) No. 108, ‘‘Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements’’. SAB No. 108 provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of assessing materiality. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company does not expect the adoption of SAB No. 108 to have a material impact on its consolidated financial statements.

3.    Accounts Receivable

Accounts receivable at September 30, 2006 consists of the following:

Trade accounts	$1,481,873
State rebates receivable	1,067,437
Other receivables	46,000
Less: Allowance for doubtful accounts	(13,000)
$2,582,310

AKEENA SOLAR, INC.
Notes to Condensed Financial Statements
September 30, 2006
(Unaudited)

4.    Inventory

Inventory consists of the following at September 30, 2006:

Finished goods	$1,490,733

5.    Property and equipment, net

Property and equipment, net consist of the following at September 30, 2006:

Furniture and fixtures	$7,400
Office equipment	4,089
Vehicles	240,640
252,129
Less: Accumulated depreciation and amortization	(85,305)
$166,824

Depreciation expense for the three months ended September 30, 2006 and 2005 was approximately $9,000 and $7,000, respectively. Depreciation expense for nine months ended September 30, 2006 and 2005 was approximately $23,000 and $21,000, respectively.

6.    Assets Acquired

On September 29, 2006, the Company executed an Account Purchase Agreement (the ‘‘Purchase Agreement’’), whereby the Company purchased customer contracts, fixed assets and a customer listing from an individual (the ‘‘Seller’’) who, subsequent to the execution of the Purchase Agreement, became an employee of the Company. This employee has been hired to expand the Company’s operations into Fresno, California. The customer contracts of approximately $109,000 are included within ‘‘Prepaid expenses and other current assets’’ in the accompanying consolidated balance sheet at September 30, 2006. The fixed assets purchased of approximately $37,000 are included within ‘‘Property and equipment, net’’ and the customer listing valued at approximately $277,000 is included within ‘‘Customer list’’ in the accompanying consolidated balance sheet at September 30, 2006. The customer list will be amortized over an eighteen month period. Upon execution of the Purchase Agreement, the Seller received approximately $196,000 and during January 2007, will receive approximately $176,000 in the Company’s common stock, based upon the weighted average closing price of the shares. The $176,000 is included within ‘‘Loan payable’’ in the accompanying consolidated balance sheet at September 30, 2006, and will be settled in shares of the Company’s common stock during January 2007.

As long as the Seller remains employed by the Company, the Seller will receive cash of $77,000 during April 2007, and up to 29,481 and 27,143 shares of the Company’s common stock during 2007 and 2008, respectively. The receipt of these shares is conditional upon the attainment of certain revenue milestone amounts. Additionally, per the terms of the Purchase Agreement, the Seller is entitled to receive 14,286 shares of the Company’s common stock on December 31, 2008, as long as the Seller remains employed by the Company at that time.

Concurrent with the Purchase Agreement, the Company executed an employment agreement with the Seller which expires December 31, 2008. There are automatic renewals unless notice is given within 30 days by either party.

AKEENA SOLAR, INC.
Notes to Condensed Financial Statements
September 30, 2006
(Unaudited)

7.    Accrued liabilities

Accrued liabilities consist of the following at September 30, 2006:

Accrued salaries and benefits	$64,616
Customer deposits	142,000
Accrued accounting and legal fees	125,734
Other accrued liabilities	406,891
$739,241

8.    Credit facility and long-term debt

The Company has a revolving line of credit (the ‘‘Credit Facility’’), which provides for borrowings of up to $500,000. The Company entered into this agreement on August 31, 2005 and the Company is currently in the process of renegotiating the terms of this Credit Facility. The total available amount of $500,000 is outstanding at September 30, 2006.

Interest on the outstanding balance under the Credit Facility is calculated on the prime rate (‘‘Prime’’) plus 1.25%. Interest was calculated based on Prime plus 1.25% (9.5%) at September 30, 2006. All of the existing property and assets of the Company are pledged as collateral for the Credit Facility. In addition, the Company’s obligations are collateralized by a guaranty from the President of the Company, which includes as collateral all personal property and assets.

The Company’s long-term debt consists of five vehicle loans with a total outstanding balance of approximately $51,000 at September 30, 2006, less the current portion due of approximately $19,000 at September 30, 2006.

9.    Stockholders’ equity

On August 11, 2006, the Company entered into a reverse merger transaction with Fairview as discussed in Note 1. Pursuant to the Merger, the stockholders of Akeena Solar received one share of Fairview common stock for each issued and outstanding share of Akeena Solar common stock, which totaled 8,000,000 shares. In addition, in connection with the reverse merger, the Company’s 1,000,000 outstanding warrants (see Note 11) were exchanged for warrants of Fairview. Akeena Solar’s common shares were also adjusted from $0.01 par value to $0.001 par value at the time of the Merger. Subsequent to the closing of the Merger, the closing of the Private Placement of 3,217,500 shares of the Company’s common stock at an issue price of $1.00 per share for a total of $3,217,500, and the cancellation of 3,877,477 shares of Fairview common stock, the former stockholders of Akeena Solar held a majority of Fairview’s outstanding common stock. Since the stockholders of Akeena Solar own a majority of the outstanding shares of Fairview common stock immediately following the Merger, the Merger is being accounted for as a reverse merger transaction and Akeena Solar is deemed to be the acquirer. The assets, liabilities and the historical operations prior to the Merger are those of Akeena Solar. Subsequent to the Merger, the consolidated financial statements include the assets and liabilities of Akeena Solar and Fairview, and the historical operations of Akeena Solar and the operations of Fairview from the closing date of the Merger.

AKEENA SOLAR, INC.
Notes to Condensed Financial Statements
September 30, 2006
(Unaudited)

10.    Stock Incentive Plan

On August 8, 2006, Akeena Solar adopted the Akeena Solar, Inc. 2006 Stock Incentive Plan (the ‘‘Stock Plan’’), whereby 450,000 shares of common stock shall be available for grant to employees, directors and consultants under the Stock Plan. Restricted stock and stock options may be issued under the Stock Plan. As of September 30, 2006, 257,159 shares of restricted common stock have been granted under the 2006 Stock Incentive Plan and 192,841 are still available for grant. The restriction period on the restricted shares granted shall expire at a rate of 25% a year over four years. Upon the lapse of the restriction period, the grantee shall become entitled to receive a stock certificate evidencing the common shares, and the restrictions shall cease to exist.

The Company recognized stock based compensation expense of $9,000 during the three and nine months ended September 30, 2006 relating to compensation expense calculated in accordance with SFAS 123R for restricted stock granted under the Stock Plan during the nine months ended September 30, 2006. SFAS 123R requires the estimation of forfeitures when recognizing compensation expense and that this estimate of forfeitures be adjusted over the requisite service period should actual forfeitures differ from such estimates. At September 30, 2006, there was approximately $248,000 of unrecognized share-based compensation expense associated with the non-vested restricted shares granted. Stock based compensation expense relating to these restricted shares is expected to be recognized over a period of four years.

SFAS 123R requires the cash flows as a result of the tax benefits resulting from tax deductions in excess of the compensation cost recognized (excess tax benefits) to be classified as financing cash flows. There are no excess tax benefits for the nine months ended September 30, 2006, and therefore, there is no impact on the accompanying unaudited consolidated statements of cash flows.

11.    Stock options and stock warrants

The Company’s 2001 Stock Option Plan (the ‘‘2001 Plan’’) provides for the issuance of incentive stock options and non-statutory stock options. The Company’s Board of Directors, which, subject to the terms of the 2001 Plan, determines to whom grants are made, and the vesting, timing, amounts and other terms of such grants. Incentive stock options may be granted only to employees of the Company, while non-statutory stock options may be granted to the Company’s employees, officers, directors, consultants and advisors. Options under the Plan vest as determined by the Board of Directors, but in no event at a rate less than 20% per year. The term of the options granted under the 2001 Plan may not exceed 10 years and the maximum aggregate shares that may be issued upon exercise of such options is 4,000,000 shares of common stock. No options have been granted under the 2001 Plan as of September 30, 2006.

In March 2001, the Company issued a warrant to purchase 1,000,000 shares of the Company’s common stock at an exercise price per share of $0.01 in exchange for the purchase of assets from AWI, Inc., a related party. The warrants to purchase 1,000,000 shares expire in March 2011 and therefore, the remaining contractual life of the warrants at September 30, 2006 is 4.5 years.

During August and September 2006, the Company issued warrants to purchase 61,500 shares of the Company’s common stock at an exercise price per share of $1.00 to the placement agent that sold 41 units under the Private Placement. The fair value of these warrants was estimated using the Black-Scholes pricing model with the following weighted average assumptions: a risk-free interest rate of 4.9%, an expected life of three years, an expected volatility factor or 103.3% and a dividend yield of 0.0%. The value assigned to these warrants under the Black-Scholes estimate is approximately $70,000. The aggregate intrinsic value of the 61,500 warrants outstanding and exercisable at September 30, 2006 was approximately $178,000.

Therefore, as of September 30, 2006, warrants to purchase 1,061,500 shares of the Company’s common stock are outstanding and exercisable.

AKEENA SOLAR, INC.
Notes to Condensed Financial Statements
September 30, 2006
(Unaudited)

12.    Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period presented. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the periods plus the effect of dilutive securities outstanding during the periods. For the nine months ended September 30, 2006 and 2005, respectively, basic earnings per share is the same as diluted earnings per share as a result of the Company’s common stock equivalents being anti-dilutive due to the Company’s net loss. At September 30, 2006, warrants to purchase 61,500 shares of the Company’s common stock and 257,159 restricted common shares granted are dilutive securities that may dilute future earnings per share. The Company’s issued and outstanding common shares as of September 30, 2006 do not include the underlying shares exercisable with respect to the issuance of the 1,000,000 warrants exercisable at $0.01 per share. In accordance with SFAS No. 128, ‘‘Earnings per Share,’’ the Company has given effect to the issuance of these warrants in computing basic net loss per share.

13.    Related party transactions

The Company has an amount due from a related party for expenses of approximately $22,000 paid by the Company on behalf of AWI, which are recorded as due from related party within the accompanying consolidated balance sheet.

14.    Income Taxes

As the Company was a Subchapter S corporation until June 2006, any taxable income or loss of the S corporation through June 2006 was included within the sole stockholder’s income for federal and state income tax purposes.

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial account and tax purposes in different periods. A deferred tax asset valuation allowance is recorded when it is more likely than not that deferred tax assets will not be realized. During the six months ended September 30, 2006, there was no income tax expense or benefit for federal and state income taxes in the accompanying consolidated statements of operations due to the Company’s net loss and a valuation allowance of approximately $170,000 on the resulting deferred tax asset.

15.    Commitments and contingencies

Litigation

The Company is involved in certain legal proceedings arising in the ordinary course of business. In the opinion of management, the outcome of such proceedings will not materially affect the Company’s financial position, results of operations or cash flows.

Employment Agreement

The Company has an employment agreement with an employee which expires December 31, 2008. There are automatic one year renewals unless written notice is given within 30 days by either side.

16.    Subsequent events

During October 2006, the Company’s Board of Directors approved the granting of 78,008 restricted common shares. During October 2006, warrants to purchase 160,000 shares of the Company’s common stock were exercised at an exercise price per share of $0.01, for total cash proceeds of $1,600. During October and November 2006, the Company issued 335,167 shares of the Company’s $0.001 par value common stock.